U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 10-SB

AMENDMENT NO. 1 TO GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

CostPlusFive.com, Inc.
(Name of Small Business Issuer in its charter)

Nevada                                           86-0853156
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(State or other jurisdiction of                I.R.S. Employer
incorporation or organization)                 Identification No.)

79811 A Country Club Dr.
Bermuda Dunes, CA                                          92201
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(Address of principal executive offices)                  (Zip Code)

Issuer's telephone number, including area code
                                                ----------------------------


Securities to be registered under Section 12(b) of the Act:

Title of each class                            Name of each exchange on which
                                               to be so registered each class
                                               is to be registered

None                                           N/A
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Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.001 par value
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(Title of class)

Kenneth G. Eade
827 State Street, Suite 26
Santa Barbara, California 93101
805-560-9828
805-560-3608

October 11, 1999

United States
Securities and Exchange Commission
Washington, D.C. 20549

Dear Ms. Virga:

Enclosed herewith is registrant CostPlusFive.com, Inc.'s (the "Company's") amendment to its Form 10-SB filed June 16, 1999. This amended filing contains responses to your comments dated July 22, 1999, and are numbered so as to address the same numbered comment.

     1. The Company's products are state of the art because the Company uses components from nationally recognized suppliers as they become available, such as Intel, Advanced Micro Devices, ASUS, Sony, Yamaha and Creative Labs. "Leading edge" refers to the most recent state of the art technology. "Peripherals" are external hardware items such as modems.

     2. It was a typographical error to include the amended articles of incorporation of Innovative Tracking Solutions Corporation. That is an unrelated company, formerly represented by the undersigned. There was no material merger, consolidation, or purchase of a significant amount of assets not in the ordinary course of business. The Company purchased the right to the name and the proprietary website http://www.costplusfive.com" from four current members of the Board of Directors, and changed its business to Internet
computer sales in March, 1999.    The new directors, Frank Scivally, William
Barker, Mahlon Meier and Donald Smallman, were installed as a new management team to lead the Company in its new business focus.

     3. The Company discontinued the implementation of its planned operation of the driving range when its changed its direction to Internet computer sales. The Company was unable to sell the undeveloped golf range property to satisfy the secured debt on the property, and was unable to justify the raising of capital to service the secured debt. The driving range was in the development stages, and never commenced operations.

     4. The current operations of the Company are the sales of memberships on its website to its wholesale buying club, and online and telephone sales of computer systems and hardware. The Company currently has two retail affiliate locations to support its Internet sales program. These locations offer after market support and repair services for the Company's customers.

The Company will seek to expand its affiliated retail locations in the future, by developing additional locations through the use of approximately 100 square foot retail kiosks strategically placed in existing businesses and shopping centers. The kiosks will offer sales of memberships in the Company's wholesale buying club, sales of all computer products offered by the Company, and service. Operators of retail location where the kiosks are located will split 50% of gross profits from all sales and services. The Company is currently seeking affiliates interested in this type of venture with the Company. There can be no assurance that the Company will be successful in obtaining these proposed future affiliated retail locations.

The discussion has been revised accordingly.

     5. Wholesale cost is the cost the Company pays for its product to Total Peripherals, Part 2PC, Comtech Digital Systems, Cables Unlimited, HC Distributors and others. The Company's customers pay 5% over the wholesale cost to the Company, as reflected on the Company's invoice from these suppliers, including shipping and handling.

     6. All affiliates are authorized to use the name "CostPlusFive.com Affiliate" in conjunction with their own trade name in the normal conduct of their business. They receive 50% of the net profit generated from any sale of any products of CostPlusFive.com made from their location. The receive 100% of all repairs made which are charged to the customer for repairs made at the affiliated location.

     7. The Company knows of no other online membership based computer hardware sales company operating on the Internet today. However, there can be no assurance that competitors will not develop online membership based computer hardware sales.

     8. Since the Company has initiated the membership program for CostPlusFive.com, the Company has found that its customers will usually call or shop with the Company for peripheral components and associated hardware. This is mainly evident when customers call or shop the Company for upgrades of equipment they have purchased from the Company.

     9. Affiliates are paid on the 15th day of each month for their share of revenues generated during the previous month. Affiliates collect any revenue for repairs made directly from the customer and are entitled to 100% of all repair revenue.

     10. See the response to comment number 3. The Company owned a 32 acre unimproved and undeveloped site in the Coachella Valley on Miles Avenue between Washington Boulevard near to Highway 111 in Indian Wells. The driving range was in the development stages, and never commenced operations. Management had plans to erect a state of the art, high-tech golf practice range and teaching facility plus full pro shop, to feature 60 driving range stations having climate compensating misters/heaters, full lighting for night usage, automatic ball spotters, and computer aided video swing analysis. However, the Company determined that it would be in the best interests of the Company and its shareholders to abandon the project and to sell the site, due to the fact that management determined that the Company could not likely raise the capital required to develop the site to its full potential. The Company then put in a new management team and shifted its focus to Internet sales of computer products. The Company discontinued the implementation of its planned operation of the driving range when its changed its direction to Internet computer sales. Given the abandonment of this planned operation, the Company was unable to sell the undeveloped golf range property to satisfy the secured debt on the property, and was unable to justify the raising of capital to service the secured debt on an undeveloped piece of property that the Company could not sell and no longer planned to develop. The driving range was in the development stages, and never commenced operations.

     11. As a retailer of complete computer systems, the Company can offer its customers who wish to have a custom made computer system a system of any configuration they desire, using the specific components they wish to use in their custom built system.

     12. The current affiliated locations are owned by Company officers and directors who operate the affiliated locations pursuant to the same agreement with the Company as other affiliates with regard to profit sharing, and are treated in the same manner as other affiliates.

     13. Any sales the Company makes over the Internet, whether by e-mail, through the toll free telephone number, or directly on the Company's website by charge card belong to the Company. The current affiliated locations carry a full inventory of computer hardware and software and receive 100% of the revenue received from non-Internet related sales, and 100% of all revenue generated from repairs.

     14. The current two retail locations are in Tucson, Arizona, and Rockville, Maryland, and are owned by Company officers and directors. The locations have been in operation since 1996, and were formerly operated under the trade name, "Cyber Exchange." The locations are as follows:

          1.  5420 East Broadway Blvd., Suite 234, Tuscon, Arizona.

          2.  12274-C Rockville Pike, Rockville, MD 20852.

     15. The website is maintained by Westech Graphics, and officer and director Don Smallman is responsible for its content.

     16. The Company claims the rights to its trade name, CostPlusFive.com, but that name is not a registered trademark or service mark. The Company's domain name at http://www.costplusfive.com is registered to the Company.

     17. Distribution is accomplished through a drop-ship arrangement with our suppliers. The product is shipped directly from the supplier to the customer.

     18. Suppliers are not affiliated with any officer, director or principal shareholder.

     19. The suppliers of the Company do not manufacture the individual components which make up the computer systems the Company sells. They integrate component parts obtained from various manufacturers into the system ordered by the customer. This is the only way to offer the Company's customers a wide range of choices for custom built computer systems. If the Company contracted with the manufacturers of the individual components and assembled the customers' custom ordered systems itself, it would not be able to offer the systems at 5% above the wholesale price, due to the added cost of labor involved.

     20. The Company has cash requirements of approximately $180,000 for the next 12 months. It estimates that it will be able to satisfy its cash requirements for the next 12 months through private placements of its common stock. However, there can be no assurance that the Company will be successful in raising all of the capital it needs to satisfy its cash requirements. The Company intends to raise more capital to fund its operations by private and public placements of its common stock. However, there can be no assurance that the Company will be able to successfully raise the capital required by additional issuance of Company common stock. The Company does not manufacture its own products; therefore it does not anticipate product research and development costs in the next 12 months. It does not expect the additional purchase or sale of significant equipment, and it does not expect a significant change in the number of its employees for the next 12 months.

     The status of the negotiations and meetings disclosed in Note A is that on February 26, 1999, the Company negotiated for the purchase of assets and assumption of liabilities of a Nevada corporation which purported to own nine retail computer stores, and issued 6,984,000 shares of its common stock to effectuate the agreement, but did not distribute the shares, pending the consummation of the transaction. However, it became apparent to the Company during a due diligence investigation that the Nevada corporation had issued false and misleading financial statements severely misstating its assets and liabilities, that its corporate charter had been revoked by the state of Nevada, and that the majority of its nine retail stores virtually had no assets. Therefore, the Company terminated all negotiations. The Company subsequently acquired the proprietary website, "www.costplusfive.com" from its owners, Frank Scivally, Mahlon Meier, William Barker and Don Smallman, the directors of the Company, and changed the Company's business direction to that of Internet computer sales.

     21. The Company is till a development stage corporation. It only recently commenced operations in April, 1999. The Company is now engaged in sales of computer systems through its Internet website. During the last fiscal year, the Company was a development stage corporation whose activities involved raising capital to maintain its debt service on real property it planned to develop into a golf driving range. During the first quarter of 1999, the Company has changed its plan of operations from the development of a driving range on unimproved real property to Internet computer sales. Since March, 1999, the Company has expanded its website to offer "e- commerce" capability, which enables the Company to accept credit card sales over the Internet. It has also improved the format of the website and increased the information available on products offered by the Company. Since the Company only recently began its operations, it can only focus on its plans for the future, which are summarized below. There can be no assurance that these plans will be realized by the Company.

The Company plans to seek joint venture or acquisition opportunities which compliment the Company's expansion plans. In other words, the Company is seeking to enter into business arrangements with other companies with national retail locations who may be interested in forming a venture with the Company whereby the Company can offer a retail kiosk in the national retail locations. The Company is also seeking acquisition candidates with national retail locations who are interested in becoming a subsidiary of a publicly held OTC
Bulletin Board Company.    There are no known trends, events or uncertainties
that have or are reasonably likely to have a material impact on the Company's short-term or long-term liquidity, other than the fact that the Company expects, until it is able to raise additional equity capital, that it will suffer from cash deficits. The Company has no sources of liquidity at this time, either internal or external. Its operations have just recently commenced, and it will depend on the raising of additional equity capital to continue its operations. There are no material commitments for capital expenditures, other than normal operating expenses, which the Company intends to satisfy by additional equity financing. There are no known trends, events or uncertainties that the Company is aware of that have had or that are reasonably expected to have a material impact on the net sales or revenues or income from continuing operations. There are no significant elements of income or loss that do not arise from the Company's continuing operations. The most significant change in the financial condition of the Company in the past 12 months has been the change in operations, which occurred in March, 1999. There are no seasonal aspects that had a material effect on the financial condition or results of operation that the Company is aware of.

     22. The Company has commenced its operations and has provided details of its anticipated progression of operations in this section. Please refer to the answer to the previous comment.

     23. Shares were issued for the value of services based upon the market value of Company stock at the time of issuance. The section has been revised to set forth the parties who provided the services and the services which were provided.

     24. Both the bank and the transfer agent are in compliance. The discussion has been revised.

     25. The Company pays $800 per month. The discussion has been revised to include the lease payment.

     26. The driving range property has been granted back to the vendor/security holder to eliminate the debt service and debt, as the Company has been unable to sell the property and it no longer fits within the Company's operational plan. The vendor/security holder is also a shareholder in the Company, unrelated to any past or present officer or director. The discussion has been revised.

     27.  The current addresses of officers and directors have been disclosed.

     28. Mr. Smallman's employment for the period was the owner of a Cyber Exchange franchise in Phoenix, Arizona. The text has been clarified.

     29. Mr. Scivally's employment for the period was the owner of a Cyber Exchange franchise in Tucson, Arizona. He became an officer in March, 1999 by a majority vote of shareholders.

     30.  Mr. Barker has been a director since March, 1999.

     31. None of the officers and directors had a previous position with Stop-N-Sock,Ltd.

     32. The present directors were elected in March, 1999, by a majority vote of the shareholders of the Company.

     33.  The term "successful" has been deleted.

     34. Cyber Exchange was a new and used software franchise. It does not compete in hardware at all, and is no longer an active franchise.

35. The notes receivable were consolidated into one note on May 12,1999. The promisor defaulted on the second payment of the consolidated note due May 31, 1999. On June 6, 1999, the Company rescinded the transaction and issued stop transfers on the shares of common stock sold. The promisor on the consolidated note failed to return the shares for cancellation or pay for the shares, so the Company filed a lawsuit in federal court in the Central District of Los Angeles, California to obtain cancellation of the shares issued. The lawsuit is still pending and the Company believes that it will be successful in obtaining a court order canceling the shares. However, the lawsuit is being vigorously defended by the promisor and there can be no assurance that the Company will win. The outcome of the lawsuit depends upon many factors, such as the Judge's decisions in the case.

     36. Noncash transactions have been effected with persons who became officers and directors, and the discussion has been revised.

     37. The related parties who own the current affiliate locations are the officers and directors of the Company.

     38. The convertible debentures are no longer outstanding. The Company paid them in full, and, therefore, there are no outstanding conversion rights remaining.

     39. The 1,000,000 shares were sold to Bruce Dorfman and his corporate entities on a promissory note. The registration statement erroneously states that the shares were issued in exchange for services. They were not. The text has been corrected. This is the same 1,000,000 shares which is now the subject of the Company's rescission and lawsuit to cancel the shares mentioned above in response to comment 35. The total consideration legal counsel received was $10,000.

     40. At the close of fiscal year 1998 there were 1,850,000 shares of common stock outstanding. The shares issued during the fiscal year ended March 31, 1999 were 17,992,000. The aggregate of the two amounts is 19,842,000.

     41.  Recorded noncash transactions were and are:

           (1) acquisition of the limited partnership's interest in the land, 310,000 valued at $.50 per share; and

           (2) furniture and equipment of the value of $30,000 were acquired by the issue of 60,000 shares valued at $.50. There was no market value at the time of issue (may 20, 1997); value was determined by the Board of Directors. See Note A to the March 31, 1998 financial statements. Other than stock for services disclosed in the body of the document, there are the only non cash
items and they have been disclosed on the financial statements.   Shares issued
to unrelated third parties for cash or notes were valued at $.25 for
unrestricted stock.   Restricted stock was issued at par value or at $.25 per
share. Non cash transactions were valued at a discount of no more than 20% of market value at the time of the issuance.

     42. The financial statements have been revised to provide the required discontinued operations disclosures on the balance sheet and statements of operations and the notes to the financial statements.

     43. The legal proceedings have been discussed in the notes to financial statements. There are no matter loss or gain contingencies required to be recorded by SFAS 5. The Smith case has been dismissed.

     44. a. An opinion has been expressed on statements of cash flows and stockholder's equity.

          b. The auditor is referring to the statement of cash flows, which was expressed in a negative term. The term has been deleted from the report.

          c. The reference to balance sheets was a typographical error. The balance sheet provided contains information on fiscal years 1998 and 1999.

     45. The audited financial statements for the year ended March 31, 1998 have been provided, as have the audited statement of cash flows for the year ended March 31, 1999.

     46. The financial statements have been aligned in tabular form. All misspellings have been corrected.

     47. All related party transactions have been recorded on the face of the financial statements. See Notes to financial statements.

     48. (a)The $525,000 note receivable has been written off, and the Statement of Stockholder's Equity has been revised.

               (b)The balance sheet has been revised to show current and non current assets and liabilities.

               (c) Because of the misalignment of the financial statements, figures for the deficit accumulated during the development stage seemed to appear in the wrong column. The statements have been revised.

     49. (a) Earnings per share have been disclosed, along with the disclosure of computation of earnings per share pursuant to SFAS 128.

               (b) The nature of the foreclosure, which resulted in a deed in lieu of foreclosure, has been fully set forth in the notes to financial statements. See Note A.

     50. Totals have been provided for each year at the bottom of the column in the Statement of Changes in Stockholder's Equity.

     51. The presentation of discontinued operations have been revised to comply with APB Opinion No. 30.

     52. The date has been set forth on the "balance" line of the Statement of Changes in Stockholder's Equity.

     53. The Company is still in the development stage. The notes have been revised.

     54. The real estate was deeded back to the secured lender in lieu of foreclosure. The disclosures have been revised.

     55. The accounting policy for assessing and measuring impairment of long lived assets pursuant to SFAS 121 has been set forth in the financial statements. The results of the impairment analysis for the golf driving range and real estate acquisition costs are set forth in the notes to financial statements.

     56. The amount of costs incurred to ready the golf driving range site for development have been quantified. See note I.

     57. The revenue recognition policy for membership fees has been set forth in Note B, as has the commissions from sales and fees collected by kiosk and store owners. See Note B.

     58.  (a) The correct due date for the $250,000 note has been set forth.

          (b) Please see the changes to Note D.

          (c) The note is recorded. This was an original note executed upon the land acquisition.

     59.  Please refer to Notes A and D.

     60. The disclosures in Note E have been expanded, as you have suggested. The conversion issues are no longer material, as the debentures have been paid in full. There was no determinable market value of the stock at the time of the issuance of the debentures, as there was no market for the stock at that time. The meaning of the statement that the remainder are due and payable during the months of April and May, 1999 is that the original due dates of the debentures varied. The notes which were note paid by the end of the fiscal year were due in April and some were due in May. All of the debentures have been paid by the Company.

     61. See changes to the income statement. There were no costs incurred for the website creation and maintenance during the fiscal year.

     62. Shares have been awarded to officers and directors for services. These shares have been recorded in accordance with paragraph 8 of SFAS 123.

     63.  The financial statements have been revised to adopt SFAS 129.

     64.  SFAS 130 has been adopted for the year ended March 31, 1999.

     65.  There were no transfers between parties at less than carrying value.

     66. The Company will file financial statements for the period ended June 30, 1999 and September 30, 1999 in Form 10Q filings with the Commission.

     67. There was no market value for the Company's common stock at the time of initial issuance of the stock. Shares issued for cash or notes were valued at market value at the date of issuance. Market value was determined by averaging the high and low bid price of the stock at the issuance, and it was determined for purposes of sale of stock reflected in the financial statements to be $.25 for each issuance of free trading stock for cash, notes or services. Restricted stock was recorded at par value per FAS 123. See the statements of changes in stockholder's equity.

     68. The parties who provided services have been disclosed, along with the value of the services. The basis for determining the amount of expense for the financial statements was the value or invoiced amount for services rendered.

     69. The officers and directors have signed the amendment. The original filing was also signed but not reflected on EDGAR.

     70. The terminated acquisition agreement and the standard form of affiliate agreement which sets forth all of the profit sharing arrangements between the affiliate and the Company have been set forth as Exhibits. All arrangements with suppliers or subject to the supplier's stated policy.

     71.  The form of membership agreement has been filed.

     72. A post effective amendment has been filed in response to the comments.

The detailed responses to your comments and the amended registration statement have completely answered all of your comments and requests for supplemental information. Please issue a letter indicating that you will make no further comments in your review of this registration statement. Thank you for your cooperation in this matter.

Very truly yours,

/s/ Kenneth G. Eade
    KENNETH G. EADE
cc: Franklin R. Scivally



Item 1.                     Description of Business

Business Development

The Company was incorporated in the State of Nevada on January 15, 1997, under the original name of Stop-N-Sock, Ltd. Its predecessor entity, Stock-N-Sock "SEED", was a California Limited Partnership formed in 1996 to develop a high-tech driving range. Up until March 1, 1999, the Company was engaged in the business of development of its Coachella Valley real estate into a driving range. On March 1, 1999, the Company changed its name to CostPlusFive.com, Inc. and changed its business to a wholesale buying club, specializing in the sale of high quality, leading edge (most recent state of the art technology) multimedia computer systems, and peripherals (external hardware items, such as modems) via the Internet. There was no material merger, consolidation, or purchase of a significant amount of assets not in the ordinary course of business. The Company purchased the right to the name and the proprietary website "http://www.costplusfive.com" from four current members of the Board of Directors, and changed its business to Internet computer sales in March, 1999. The new directors, Frank Scivally, William Barker, Mahlon Meyer and Donald Smallman, were installed as a new management team to lead the Company in its new business focus.

In General

The Company is in the business of sales of high quality, leading edge multimedia computer systems and peripherals through its web site on the Internet, supported by affiliated retail locations in Texas, Arizona and Maryland. The Company's products are state of the art because the Company uses components from nationally recognized suppliers as they become available, such as Intel, Advanced Micro Devices, ASUS, Sony, Yamaha and Creative Labs. Distribution is accomplished through a drop-ship arrangement with the Company's suppliers. The product is shipped directly from the supplier to the customer.

The current operations of the Company are the sales of memberships on its website to its wholesale buying club, and online and telephone sales of computer systems and hardware. The Company currently has two retail affiliate locations to support its Internet sales program. These locations offer after market support and repair services for the Company's customers. The current four retail locations are in Phoenix, Arizona, Tuscon, Arizona, Bedford, Texas and Rockville, Maryland, and are owned by Company officers and directors. The two locations have been in operation since September, 1996, and were formerly operated under the trade name, "Cyber Exchange." The locations are as follows:

     1.  5420 East Broadway Blvd., Suite 234, Tuscon, AZ.

     2.  12274-C Rockville Pike, Rockville, MD 20852

The Company will seek to expand its affiliated retail locations in the future, by developing additional locations through the use of approximately 100 square foot retail kiosks strategically placed in existing businesses and shopping centers. The kiosks will offer sales of memberships in the Company's wholesale buying club, sales of all computer products offered by the Company, and service. Operators of retail location where the kiosks are located will split 50% of gross profits from all sales and services. The Company is currently seeking affiliates interested in this type of venture with the Company. There can be no assurance that the Company will be successful in obtaining these proposed future affiliated retail locations.

The Company sells its products to members of its wholesale buying club at five percent over wholesale price (the cost the Company pays for the product from its suppliers, including shipping and handling). Members pay $39.95 per family or $139.95 per business per year to receive these discounts on all products the company sells. Sales are also made to non members on a full retail basis.

The Industry

Retail sales in computer hardware products is a relatively new industry, which is in a constant state of change, due to the advance in microchip technology, which results in the development of more diversified and technologically advanced hardware. Internet sales of computer products is a more recent development. Both of these industries are highly competitive. The Company's unique niche in this industry is the fact that the Company offers a membership, which stimulates customer loyalty. Since the Company has initiated the membership program for CostPlusFive.com, the Company has found that its customers will usually call or shop with the Company for peripheral components and associated hardware. This is mainly evident when customers call or shop the Company for upgrades of equipment they have purchased from the Company. The Company knows of no other online membership based computer hardware sales company operating on the Internet today. However, there can be no assurance that competitors will not develop online membership based computer hardware sales. The benefits of membership are that the member receives a price on Company offered products of five percent above the wholesale price paid by the Company. A further advantage is that the Company maintains affiliated (not owned) retail locations in Phoenix, Arizona, Tucson, Arizona, Bedford, Texas, and Rockville, Maryland, where a customer can go for after market support and repairs.

Discontinued Business

The Company was formerly known as Stop-N-Sock, Inc. The Company owned a 32 acre unimproved and undeveloped site in the Coachella Valley on Miles Avenue between Washington Boulevard near to Highway 111 in Indian Wells. The driving range was in the development stages, and never commenced operations.
Management had plans to erect a state of the art, high-tech golf practice range and teaching facility plus full pro shop, to feature 60 driving range stations having climate compensating misters/heaters, full lighting for night usage, automatic ball spotters, and computer aided video swing analysis. However, the Company determined that it would be in the best interests of the Company and its shareholders to abandon the project and to sell the site, due to the fact that management determined that the Company could not likely raise the capital required to develop the site to its full potential. The Company then put in a new management team and shifted its focus to Internet sales of computer products.

Products

The Company offers a full line of fully customer configurable multimedia computer systems, which means that, as a seller of computer systems, the Company can offer its customers who wish to have a custom made computer system a system of any configuration they desire, using the specific components they wish to use in their custom built system. The Company also offers printers, notebook computers, monitors and scanners, computer cables and related hardware, computer software and games.

Marketing

The Company will vigorously promote memberships in its "CostPlusFive.com Buying Club," which will enable members to purchase computers, peripherals and software at five percent over Company cost. The Company will seek to foster long term relationships and word of mouth referrals through customer service. The Company maintains a full time customer service toll free telephone number, and service maintenance at its affiliated retail locations. The Company has no ownership interest in the current retail locations, which are owned by the officers and directors of the Company, and which bear the Company name by Company consent.

The current operations of the Company are the sales of memberships on its website to its wholesale buying club, and online and telephone sales of computer systems and hardware. The Company currently has two retail affiliate locations to support its Internet sales program. These locations offer after market support and repair services for the Company's customers.

Existing Affiliate Program

The Company has an established affiliate program, whereby partcipating affiliates execute a standard Affiliate Operation Agreement, and are paid quarterly commissions for every purchase from an affiliate's website through a coded "link." Commissions are paid on a scale of purchases made by the affliates customer through the coded link which are completed and delivered.

Affiliated Retail Locations

The Company curently has two affiliated locations, owned and operated by director/officers in Rockville, Maryland and Tucson, Arizona. The affiliates operate pursuant to the same standard operating agreement, with an addendum that provides that they receive 50% of gross profits from all sales of Company products. Affiliated locations and kiosks receive 100% of all repair revenue charged to customers. The Company will seek to expand its affiliated retail locations in the future, by developing additional locations through the use of approximately 100 square foot retail kiosks strategically placed in existing businesses and shopping centers. The kiosks will offer sales of memberships in the Company's wholesale buying club, sales of all computer products offered by the Company, and service. Operators of retail location where the kiosks are located will split 50% of gross profits from all sales. There is one test marketing of a retail affiliate kiosk being performed in a PAK Mail franchise in Phoenix, Arizona. However, there can be no assurance that this test market will result in an affliated kisok location. The Company is currently seeking affiliates interested in this type of venture with the Company. There can be no assurance that the Company will be successful in obtaining these proposed future affiliated retail locations. All affiliates are authorized to use the name "CostPlusFive.com Affiliate" in conjunction with their own trade name in the normal conduct of their business. Affiliates are paid on the 15th day of each month for their share of revenues generated during the previous month. Affiliates collect any revenue for repairs made directly from the customer and are entitled to 100% of all repair revenue.

The current affiliated locations owned by Company officers and directors have the same agreement with the Company as offered to other affiliates with regard to profit sharing, and are treated in the same manner as other affiliates.

Patents

The Company holds no patents for its products. Its trade name is not a registered trademark. It owns the right to the domain name, "CostPlusFive.com" for its website.

Raw Materials and Principal Suppliers and Vendors

The Company does not manufacture its products and, therefore, does not utilize raw materials. Distribution is accomplished through a drop-ship arrangement with Company suppliers. The product is shipped directly from the supplier to the customer. Suppliers are not affiliated with any officer, director or principal shareholder. The Company's products and its suppliers are as follows:

Computer Systems, Printers and peripherals: Total peripherals, Richardson, TX

Computer Systems, Printers and Peripherals: Parts 2PC, Pasadena, CA

Computer Systems, Printers and Peripherals: Comtech Digital Systems, Glendale,
CA

Computer cables and related hardware:   Cables Unlimited, Concord, CA

Computer software and games:  HC Distributors, Pflugerville, TX

The suppliers of the Company do not manufacture the individual components which make up the computer systems the Company sells. They integrate component parts obtained from various manufacturers into the system ordered by the customer. This is the only way to offer the Company's customers a wide range of choices for custom built computer systems.

Competition

The business of providing wholesale and retail computer sales is one of intense competition. Other companies with more affiliate or retail locations than the Company have financial resources superior to the Company, so there can be no assurance that the Company's projected income will not be affected by its competition. There are also many other companies with greater financial resources that the Company who offer computer sales on the Internet. However, the Company feels it is able to compete adequately with these other companies, due to its unique pricing of product at 5% above cost. However, there can be no assurance that competing companies with greater buying power will not be able to undercut the Company's pricing structure.

Employees

The Company's only employees are its four officers and directors.

Item 2.  Management's Discussion and Analysis of Plan of Operations.

Plan of Operations

The Company is engaged in the business of sales of high quality, leading edge multimedia computer systems and peripherals through its web site on the Internet, supported by two affiliated retail locations in Arizona and Maryland. The Company sells its products at five percent over wholesale price to its membership. Members pay $39.95 per family or $139.95 per business per year to receive these discounts on all products the company sells. The Company has financed its operations to date through the sale of its securities. See Item 10 - "Recent Sales of Unregistered Securities."

The Company was formerly known as Stop-N-Sock, Inc. The Company owned a 32 acre unimproved and undeveloped site in the Coachella Valley on Miles Avenue between Washington Boulevard near to Highway 111 in Indian Wells. The driving range was in the development stages, and never commenced operations.
Management had plans to erect a state of the art, high-tech golf practice range and teaching facility plus full pro shop, to feature 60 driving range stations having climate compensating misters/heaters, full lighting for night usage, automatic ball spotters, and computer aided video swing analysis. However, the Company determined that it would be in the best interests of the Company and its shareholders to abandon the project and to sell the site, due to the fact that management determined that the Company could not likely raise the capital required to develop the site to its full potential. The Company then put in a new management team and shifted its focus to Internet sales of computer products.

On February 26, 1999, the Company negotiated for the purchase of assets and assumption of liabilities of a Nevada corporation which purported to own nine retail computer stores, and the Company issued 6,984,000 shares of its common stock to effectuate the agreement, but did not distribute the shares, except for 2,800,000 shares distributed to Bruce Dorfman and his corporate entities, pending the consummation of the transaction. However, it became apparent to the Company during a due diligence investigation that the Nevada corporation had issued false and misleading financial statements severely misstating its assets and liabilities, that its corporate charter had been revoked by the state of Nevada, and that its nine retail stores virtually had no assets. Therefore, the Company terminated negotiations. It subsequently acquired the proprietary website, "www.costplusfive.com" from its owners, Frank Scivally, Mahlon Meier, William Barker and Don Smallman, the directors of the Company, and changed the Company's business direction to that of Internet computer sales.

The Company is still a development stage corporation. It only recently commenced operations in April, 1999. The Company is now engaged in sales of computer systems through its Internet website. During the last fiscal year, the Company was a development stage corporation whose activities involved raising capital to maintain its debt service on real property it planned to develop into a golf driving range. During the first quarter of 1999, the Company has changed its plan of operations from the development of a driving range on unimproved real property to Internet computer sales. Since March, 1999, the Company has expanded its website to offer "e-commerce" capability, which enables the Company to accept credit card sales over the Internet. It has also improved the format of the website and increased the information available on products offered by the Company. Since the Company only recently began its operations, it can only focus on its plans for the future, which are summarized below. There can be no assurance that these plans will be realized by the Company.

There are no known trends, events or uncertainties that have or are reasonably likely to have a material impact on the Company's short-term or long-term liquidity, other than the fact that the Company expects, until it is able to raise additional equity capital, that it will suffer from cash deficits. The Company has no sources of liquidity at this time, either internal or external. Its operations have just recently commenced, and it will depend on the raising of additional equity capital to continue its operations. There are no material commitments for capital expenditures, other than normal operating expenses, which the Company intends to satisfy by additional equity financing. There are no known trends, events or uncertainties that the Company is aware of that have had or that are reasonably expected to have a material impact on the net sales or revenues or income from continuing operations. There are no significant elements of income or loss that do not arise from the Company's continuing operations. The most significant change in the financial condition of the Company in the past 12 months has been the change in operations, which occurred in March, 1999. There are no seasonal aspects that had a material effect on the financial condition or results of operation that the Company is aware of.

The Company has cash requirements of approximately $180,000 for the next 12 months. It estimates that it will be able to satisfy its cash requirements for the next 12 months through private placements of its common stock. However, there can be no assurance that the Company will be successful in raising all of the capital it needs to satisfy its cash requirements. The Company intends to raise more capital to fund its operations by private and public placements of its common stock. However, there can be no assurance that the Company will be able to successfully raise the capital required by additional issuance of Company common stock. The Company does not manufacture its own products; therefore it does not anticipate product research and development costs in the next 12 months. It does not expect the additional purchase or sale of significant equipment, and it does not expect a significant change in the number of its employees for the next 12 months.

The Company's plan of operations over the next 12 months includes implementing its marketing plan by vigorously promoting memberships in its CostPlusFive.com Buying Club," which will enable members to purchase computers, peripherals and software at five percent over Company cost. The Company will seek to foster long term relationships and word of mouth referrals through customer service and its affiliated locations, and will seek to expand the number of affiliated locations through the use of approximately 100 square foot retail kiosks strategically placed in existing businesses and shopping centers. The kiosks will offer sales of memberships in the Company's wholesale buying club, sales of all computer products offered by the Company, and service. Operators of retail locations will split 50% of gross profits from all sales and services.

The Company plans to seek joint venture or acquisition opportunities which compliment the Company's expansion plans. In other words, the Company is seeking to enter into business arrangements with other companies with national retail locations who may be interested in forming a venture with the Company whereby the Company can offer a retail kiosk in the national retail locations. The Company is also seeking acquisition candidates with national retail locations who are interested in possibly becoming a subsidiary of a publicly held OTC Bulletin Board Company, in exchange for Company common stock.

Forward Looking Statements

This registration statement contains forward-looking statements. The Company's expectation of results and other forward-looking statements contained in this registration statement involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially from those expected are the following: business conditions and general economic conditions; competitive factors, such as pricing and marketing efforts; and the pace and success of product research and development. These and other factors may cause expectations to differ.

Year 2000 Compliance

With respect to Year 2000 compliance, the Company has performed an audit of all of its computer hardware, internal accounting and software applications and found all to be Year 2000 compliant or capable. As of this date, the Company has been given assurances from its banking institution and transfer agent that they are in compliance. In the beginning of the second quarter of 1999, the Company conducted an audit of its vendors and suppliers to identify relevant Year 2000 issues, and found them all to be Year 2000 compliant.

The worst case scenario would be the ristk that the company's transfer agent may not have complied adquately. Howver, the trasnfer agent ahas assured the Company that it is Yer 2000 compliant. The Company had nominal costs in becoming compliant, consisting of employee labor and no actual costs to any third parties. The Coimpany does not anticipate any additional remediation costs, as it is already Year 2000 complilant. The Company's contingency plan to handle a Year 2000 crisis, if one occurs, with it bank, transfer agent, or other thrid party, is to seek an alternative bank, transfer agent or other third party supplier who is compliant to substitute for the non compliant party. The Company does not anticipate such a crisis to occur.

Item 3.  Description of Property

The Company leases executive offices on a month to month basis from Desert Sun Investments, Inc., pursuant to an oral lease, at the rate of $8090 per month. It owns no other property, other than its website name and trade name, which is not a registered trademark or service mark. The Company has no ownership interest in the retail locations, which are owned by the officers and directors of the Company, and which bear the Company name by Company consent.

The Company owned a 32 acre unimproved and undeveloped site in the Coachella Valley on Miles Avenue between Washington Boulevard near to Highway 111 in Indian Wells. The driving range was in the development stages, and never commenced operations. Management had plans to erect a state of the art, high-tech golf practice range and teaching facility plus full pro shop, to feature 60 driving range stations having climate compensating misters/heaters, full lighting for night usage, automatic ball spotters, and computer aided video swing analysis. However, the Company determined that it would be in the best interests of the Company and its shareholders to abandon the project and to sell the site, due to the fact that management determined that the Company could not likely raise the capital required to develop the site to its full potential. The Company then put in a new management team and shifted its focus to Internet sales of computer products.

The Company owns a proprietary website at http://www.costplusfive.com, which is registered to the Company.

Item 4.  Securities Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock of the Company as of the end of the fiscal year, 1998, by (I) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of common stock, (ii) each of the Company's directors and executive officers, and (iii) all directors and executive officers as a group.

Name and Address              Number of Shares              Percentage Owned
----------------              ----------------              ----------------

Mahlon J. Meier               500,000                       2.05%
4278 Hearthside
Grapevine, TX 76051

Don Smallman                  500,000                       2.05%
11337 West Olive Drive
Avondale, AZ 85323

Franklin R. Scivally          500,000                       2.05%
200 S. Hampton Hill Court
Tucson, AZ 85711

William J. Barker             500,000                       2.05%
6414 Montgomery Road
Elkridge, MD 21075

Officers and Directors
as a Group                   2,000,000                      8.20%
----------
(1) This table is based upon 24,400,060 shares issued and outstanding as of July 29, 1999.

Item 5.  Directors, Executive Officers, Promoters and Control Persons

The Executive Officers of the Company, and their ages, are as follows:

Name                     Age            Position
----                     ---            --------
Mahlon J. Meier          47             Director

Donald R. Smallman       37             Secretary, Director

Franklin R. Scivally     47             President, Treasurer, Director

William Barker           37             Director


Mahlon J. Meier. Mr. Meier was the President of the Company from March 1, 1999 to June 1, 1999, when he resigned. He has been a Director of the Company since March 1, 1999. Mr. Meier has been the owner of Meier Treats, Inc. in Grapevine, Texas since April, 1996. Mr. Meier is also the owner of the CostPlusFive.com affiliated location in Bedford, Texas. He organized and managed a software franchise called Cyber Exchange from September 9, 1996 to the present. From July, 1995 to the present, he has managed a retail gift business. He was formerly employed at GTE Telephone Operations in Irving, Texas, from March, 1971 through April, 1996, as Director of Operational Evaluation and Control from April 1992 through April 1997, Staff Manager Quality from June, 1989 through April, 1992, manager Distribution Center from January 1988 through June, 1989, and held various other positions with GTE. He holds an M.S.B.A. from Illinois Western University.

Don Smallman. Mr. Smallman is employed as the Secretary and Director of the Company, and has been since March 1, 1999. From June, 1997 through March 1, 1999, he was the owner of a Cyber Exchange franchise in Phoenix, Arizona. From April 1996 through June, 1997, he was employed by CDI in Phoenix, Arizona as a software engineer,/developer. From December, 1994 through February, 1996, he was employed by First Approach - Energy - River Bend Nuclear Generating Station, in St. Francisville, Louisiana as a software engineer/developer, and from March, 1994 through November, 1994, he was employed by Atlantic Group, Inc. Arizona Public Service Palo Verde Nuclear Generating Station in Phoenix, Arizona, in various positions, including I&C Procurement Engineer, Electrical Engineer, and I&C Engineer. He was previously employed by Bechtel Power Corporation from May, 1991 through November, 1993 at the Palo Verde Nuclear Generating Station in Phoenix, Arizona, and from August, 1990 through April, 1991, he served as Electrical Engineer for Advanced Technology, Inc. At the Tennessee Valley Authority Watts Bar Nuclear Plant in Chattanooga, Tennessee. From October, 1989 through August, 1990, he was employed by Black & Veatch as an Electrical/I&C Design Engineer at the Palo Verde Nuclear Generating Station, and from September, 1982 through October, 1989, he was employed as an Electrical/I&C Engineer at the Tennessee Valley Authority Sequotah Nuclear Plant in Chattanooga, Tennessee.

Franklin R. Scivally. Mr. Scivally is the Treasurer and Director of the Company and has been since March 1, 1999. He has been the President of The Company since June 1, 1999. He is also the owner of the CostPlusFive.com affiliated location in Tucson, Arizona, and has been so employed since March 1, 1999. He is also the President of Scivally Enterprises, LLC. From January, 1992 through December, 1997 he was employed by Questech, Inc. as Project Manager. From December, 1997 through March 1, 1999, the was employed as the owner of a Cyber Exchange franchise in Tuscon, Arizona. From November, 1971 through December, 1971 he was a Commissioned Officer in the United States Air Force, in various positions, including Chief, Quality Assurance Division of the Tomahawk Cruise Missile Wing, Maintenance Control Officer, Minuteman & Ground, launch Cruise Missile Launch Officer, Minuteman Weapon System Launch Analyst, Chief, Maintenance Control, assignment through the Air Force Institute of Technology to Hughes Aircraft Company, and Manufacturing Manager for the MILSTAR program. He holds a Master of Arts/management & Supervision from Central Michigan University, 1983, a Bachelor of Science/Business Management, 1980 from the University of LaVerne, and an Associate of Arts/Electronics, 1978 from Alan Hancock College.

William J. Barker. Mr. Barker is a Director of the Company. He is also the owner of the CostPlusFive.com affiliated location in Rockville, Maryland. He is also President of Amethyst, Inc. from January, 1996 to the present, which is a computer software and hardware store. Mr. Barker manages all aspects of store operation, including purchasing, marketing, customer relations, accounting, proposals, and new business development. From February, 1994 through December, 1996, Mr. Scivally was employed as a Systems Analyst at SAIC in Annapolis, Maryland. From 1992 through 1995, Mr. Barker was employed as a Senior Systems Analyst for Science Applications International Corp., where he coordinated systems integration and development efforts for NSA, the Pentagon, FBI, Department of Energy and various commercial contacts. From 1990 through 1992 Mr. Barker was employed by Computer Sciences Corporation as Technical Lead. From 1986 through 1990, he was employed by Scipar, Inc. As a computer scientist, and from 1986 through 1992, he served in the U.S. Naval Reserve. He holds an MBA from the University of Maryland, 1994, and a B.S. in Computer Science from Rochester Institute of Technology.

Item 6.  Executive Compensation

The following table sets forth the cash and non-cash compensation paid by the Company to its Chief Executive Officer and all other executive officers for services rendered during the fiscal year ended March 30. 1999. No salaries are being paid at the present time. There were no grants of options or SAR grants given to any executive officers during the last fiscal year.

Annual Compensation
-------------------

Name and Position        Salary       Bonus         Annual Deferred Salary

     None                 None        None                  None

Item 7.  Certain Relationships and Related Transactions

On February 26, 1999, the Company negotiated for the purchase of assets and assumption of liabilities of a Nevada corporation which purported to own nine retail computer stores, and issued 6,984,000 shares of its common stock to effectuate the agreement, but did not distribute all of the shares, pending the consummation of the transaction. However, it became apparent to the Company during a due diligence investigation that the Nevada corporation had issued false and misleading financial statements severely misstating its assets and liabilities, that its corporate charter had been revoked by the state of Nevada, and that its nine retail stores virtually had no assets. Therefore, the Company terminated negotiations. It subsequently acquired the proprietary website, "www.costplusfive.com" from its owners, Frank Scivally, Mahlon Meier, William Barker and Don Smallman, the directors of the Company, and changed the Company's business direction to that of Internet computer sales. Out of the 6,984,000 shares, the Company has distributed 500,000 to Franklin Scivally, 500,000 to Don Smallman, 500,000 to William Barker and 500,000 to Mahlon Meier, in exchange for their respective interests in the Internet website and domain name. The Company intends to seek the cancellation of the remaining 4,984,000 shares.

The related parties who own the current affiliate locations are the officers and directors of the Company.

There have been no other transactions since the beginning of fiscal year 1998, or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000, inclusive of cash and noncash transactions, and in which any of the officers, or directors, or holders of over 5% of the Company's stock have or will have any direct or indirect material interest. The Company does not currently have any policy toward entering into any future transactions with related parties.

Item 8.  Legal Proceedings

On April 1, 1999, Mary Smith sued the Company and its former President, Robert
T. Yarbray, in the Superior Court of California for the County of Riverside, Case No. INC 011613, alleging non payment of a $25,000 promissory note. The Company believed that the lawsuit has no merit, because the Company executed a first deed of trust on its real property for $250,000 in exchange for $225,000 of loan proceeds from Ms. Smith. Therefore, the $25,000 promissory note was extinguished by the subsequent promissory note for $250,000, secured by a first deed of trust. The lawsuit was dismissed on May 3, 1999.

On June 18, 1999, the Company filed a lawsuit in federal court for the Central District of California, Case No. 99-06010RAP(MANx), against Investor's Equity Corp., Wall Street Trading Group, and others, seeking to cancel 3,400,000 common shares the Company issued on a promissory note to the defendants, who defaulted on the promissory note. Defendants filed a counterclaim, alleging breach of contract, defamation, fraud and securities violations. The Company is confident that it will be successful in obtaining the cancellation of the shares or their value, due to the fact that the shares were not paid for by defendants. The Company also believes that the counterclaim is without merit, because the defendant/cross complainant was given full access to all corporate information when he entered into the transaction and has no loss or damage. This belief is based on the fact that the shares were not paid for. However, the lawsuit is being vigorously defended by the defendants and there can be no assurance that the Company will win. The outcome of the lawsuit depends upon many factors, such as the Judge's decisions in the case.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

The Company's Common Stock has been listed on the NASD OTC Bulletin Board under the symbol "STSN" in October, 1998. In March, 1999, it changed its symbol to "USAV." For a short time, the symbol was "CPFV." Since the Company's initial listing on the OTC Bulletin Board, the high and low sale prices of company common stock were 1/8 and 2 1/4, respectively. During the third and fourth quarters of fiscal year 1998, the high and low sale prices of the Company's common stock were $.50 and $.16, respectively. The Company considers its Common stock to be thinly traded and that any reported bid or sale prices may not be a true market-based valuation of the Common Stock. As of March 30, 1999, there were 93 record holders of the Company's Common Stock. As of July 29, 1999, there were 105 record holders of the Company's common stock. The Company has not paid any cash dividends since its inception and does not contemplate paying dividends in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of the Company's business.

The following table sets forth the range of high and low bid information for each full quarterly period of the last fiscal year:

      Period Reported                     Average High Bid      Average Low Bid
       Quarter ended December 30, 1998       no data available

       Quarter ended March 31, 1999          $0.50               $0.16

       Quarter ended June 30, 1999           $0.57               $0.30

       Quarter ended September 30, 1999      %0.39               $0.20

Source of Data: http://www.freerealtime.com

Item 10.  Recent Sales of Unregistered Securities

The Board of Directors, on July 17, 1997, authorized the sale and issue of a total of $150,000 in convertible debentures which were unsecured, bear interest at 10%, which is to be accrued and paid on the first day of the thirteenth month after the day of issuance. The debentures, together with the accrued interest, were convertible into 1,000 shares of the Company's common stock for each $1,000 principal amount no sooner than the sixth day of the thirteenth month of the date of issuance. Prior to March 31, 1999 $100,000 of these debentures have been converted to common stock. The remainder have been paid in full.

During the calendar year 1999, the Company has sold 176,462 shares of restricted common stock, to four sophisticated investors who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to Section 4(2) of the Securities Act of 1933, which resulted in net proceeds to the Company of $32,000. No underwriter was used in the transaction.

On February 22, 1999, the Company sold 2,400,000 shares of its common stock, to an unrelated accredited investor and his two corporate entities, pursuant to the exemption set forth in Regulation D, Rule 504, to an unrelated party in exchange for two promissory notes at a price of $0.25 per share, for total proceeds of $600,000. On April 6, 1999, the Company sold another 1,000,000 shares to the same unrelated party on a promissory note, and sporadic payments were made on the notes until May, 1999. The notes were consolidated into one note on May 12,1999. No underwriter was used in either transaction. The investor/promisor defaulted on the second payment of the consolidated note due May 31, 1999. On June 6, 1999, the Company rescinded the transaction and issued stop transfers on the shares of common stock sold. The promisor on the consolidated note failed to return the shares for cancellation or pay for the shares, so the Company filed a lawsuit in federal court in the Central District of Los Angeles, California to obtain cancellation of the shares issued. The lawsuit is still pending and the Company believes that it will be successful in obtaining a court order canceling the shares, due to the fact that the shares were never paid for. However, the lawsuit is being vigorously defended by the promisor and there can be no assurance that the Company will win. The outcome of the lawsuit depends upon many factors, such as the Judge's decisions in the case.

On February 26, 1999, the Company negotiated for the purchase of assets and assumption of liabilities of a Nevada corporation which purported to own nine retail computer stores, and issued 6,984,000 shares of its common stock to effectuate the agreement, but did not distribute the shares, pending the consummation of the transaction. However, it became apparent to the Company during a due diligence investigation that the Nevada corporation had issued false and misleading financial statements severely misstating its assets and liabilities, that its corporate charter had been revoked by the state of Nevada, and that its nine retail stores virtually had no assets. Therefore, the Company terminated negotiations. It subsequently acquired the proprietary website, "www.costplusfive.com" from its owners, Frank Scivally, Mahlon Meier, William Barker and Don Smallman, the directors of the Company, and changed the Company's business direction to that of Internet computer sales. Out of the 6,984,000 shares issued to consummate the terminated acquisition agreement, the Company has distributed 500,000 to Franklin Scivally, 500,000 to Don Smallman, 500,000 to William Barker and 500,000 to Mahlon Meier, in exchange for their respective interests in the Internet website and domain name, and 3,400,000 restricted shares to Bruce Dorfman and his related corporate entities, which the Company is currently seeking to cancel in the above- referenced lawsuit. The Company intends to seek the cancellation of the remaining 4,984,000 shares.

On May 11, 1999, the Company sold 50,000 shares to its legal counsel under Rule 701, in exchange for legal services of the value of $10,000.

On May 11, 1999, the Company issued 50,000 shares of its common stock to its legal counsel in consideration for $9,000 in legal services, pursuant to Rule 701 of the Securities Act of 1933. There was no underwriter involved in the transaction.

On May 13, 1999, the Company issued 1,200,000 shares of its common stock to an independent contractor consultant, in exchange for $216,000 in consulting services, pursuant to Rule 701 of the Securities Act of 1933. There was no underwriter involved in the transaction.

On May 16, 1999, the Company issued 500,000 shares of its common stock to its public relations consultant, in consideration for $126,000 in public relations services, pursuant to Rule 701 of the Securities Act of 1933. There was no underwriter involved in the transaction.

On July 22, 1999, the Company issued 1,875,000 shares of its common stock to an three independent contractor consultants, in exchange for $337,500 in consulting services, pursuant to Rule 701 of the Securities Act of 1933. There was no underwriter involved in the transaction. On July 22, 1999, the Company issued an additional 2,225,000 restricted common shares to the same independent contractors pursuant to Section 4(2) of the Securities Act of 1933, in exchange for $405,000 in consulting services.

Item 11. Description of Securities

Common Stock

The Company is authorized to issue 50,000,000 shares of common Stock at a par value of $.001. The presently outstanding shares of Common Stock are fully paid and non-assessable. There are currently outstanding 24,400,060 shares of Common Stock. As of the close of the fiscal year 1998, there were 19,482,000 shares of common stock outstanding.

Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Articles of Incorporation, and certain mergers and reorganizations), in which cases Nevada law and the Company's Bylaws require the favorable vote of at least a majority of all outstanding shares. Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no preemptive, conversion, subscription or cumulative voting rights.

Under current Nevada law, a shareholder is afforded dissenters' rights which, if properly exercised, may require the Company to purchase his shares. Dissenters' rights commonly arise in extraordinary transactions such as mergers, consolidations, reorganizations, substantial asset sales, liquidating distributions, and certain amendments to the Company's certificate of incorporation.

Item 12.  Indemnification of Directors and Officers

Nevada Statutes

NRS 78.751 provides that the Company may provide in its articles of incorporation, by laws or by agreement, to indemnify the Company's officers and directors and affects their liablitiy in that capcaity, for any and all costs incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

The indemnification and advancement of expenses authorized in or ordered by a court pursuant to the statute:

(a)  Does  not  exclude   any  other  rights  to  which  a  person  seeking
indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

(b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Articles of Incorporation

The Articles of Incorporation do not provide for the indemnification of officers or directors.

By Laws

Article X of the By Laws provide for indemnification of officers and directors, as follows:

(a) Any person made a party to any action, suit or proceeding, by reason of the fact that he, his testator or intestate representative is or was a director, officer of employee of the Corporation, or of any Corporation in which he served as such at the request of the Corporation, shall be indemnified by the Corporation against the reasonable expenses, including attorney's fees, actually and necessarily incurred by him in connection with the defense of such action, suit or proceedings, or in connection with any appeal therein, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding, or in connection with any appeal therein that such officer, director or employee is liable for negligence or misconduct in the performance of his duties.

(b) The foregoing right of indemnification shall not be deemed exclusive of any other rights to which any officer or director or employee may be entitled apart from the provisions of this section.

(c) The amount of indemnity to which any officer or any director may be entitled shall be fixed by the Board of Directors, except that in any case where there is no disinterested majority of the Board available, the amount shall be fixed by arbitration pursuant to the then existing rules of the American Arbitration Association.


Item 13. Financial Statements

Independent Auditor's Report dated April 2, 1999 and Sept. 15, 1999 Financial Statements
Balance Sheet
Statement of Operations
Statements of Cash Flows
Statement of Changes in Stockholder's Equity
Notes to Financial Statements

Independent Auditor's Report dated April 24, 1998
Financial Statements
Balance Sheet
Statement of Operations
Statements of Cash Flows
Statement of Changes in Stockholder's Equity
Notes to Financial Statements




The Board of Directors
CostPlusFive.com, Inc.
(Formerly Stop-N-Sock, Ltd.)
Bermuda Dunes, California

INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying balance sheet of CostPlusFive.com, Inc., a Development Stage Company (Formerly Stop-No-Sock, Ltd.) as of March 31, 1999, and the related Statements of Operations, Cash Flows and Changes in Shareholders' Equity for the year then ended March 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CostPlusFive.com, Inc., a Development Stage Company(Formerly Stop-N-Sock, Ltd.) As of March 31, 1999 and the results of its operations for the period then ended in conformity with generally accepted accounting principles.

/s/JULIUS OTTO
Julius A. Otto
Monterey Park, California
April 2, 1999
(except as to Notes A,C,D,G,H, and I,
the date of which is September 15, 1999)


[CAPTION]
                           COSTPLUSFIVE.COM, INC.
                       (A DEVELOPMENT STAGE COMPANY)
                              BALANCE SHEET
                              MARCH 31, 1999

ASSETS
CURRENT ASSETS (CONTINUING OPERATIONS)
Cash                                                        $210
TOTAL CURRENT ASSETS                                        $210

NON CURRENT ASSETS (CONTINUING OPERATIONS)
Furniture and equipment - at stated value
less allowances for depreciation of $7,500                22,500
NON CURRENT ASSETS (DISCONTINUED OPERATIONS)
Golf driving range site costs - NOTES A and D            860,555

Total Assets                                            $883,265

LIABILITIES & STOCKHOLDER'S EQUITY
CURRENT LIABILITIES (CONTINUING OPERATIONS)
Accrued expenses (Discontinued operations)            $  357,497
Notes payable, secured by trust deeds
on golf driving range site - NOTE D                      562,500

Total Liabilities                                     $1,322,823

DEFICIENCY IN ASSETS

COMMON STOCK $.001 par value, 50,000,000
shares authorized, 19,482,000 shares
issued and outstanding - NOTES A and E                $   19,482
Additional Paid In Capital                             2,721,003
Accumulated deficit during the
development stage and since Jan. 1, 1999              (3,180,403)

Net Stockholder's Equity (Deficiency)                   (439,558)

Total Liabilities and Stockholder's Equity            $  883,265

[FN]
The accompanying notes are an integral part of these financial statements


[CAPTION]
                               COSTPLUSFIVE.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                              STATEMENT OF OPERATIONS
                        FOR THE YEAR ENDED MARCH 31, 1999

Revenue                                                    $   0
COSTS AND EXPENSES (CONTINUED OPERATIONS)
General, Administrative, Marketing
and Public Relations expenses                          1,922,332
Salaries                                                 260,000
Legal and accounting                                      25,000
Depreciation                                             $ 4,286
Write off of unrealizable notes receivable               525,000
Total costs and expenses
(continuing operations)                               $2,736,618

COSTS AND EXPENSES (DISCONTINUED OPERATIONS)
Interest and foreclosure costs
on notes payable                                         191,474

Net (loss)                                            $2,928,082

(Loss) per share - continuing operations                 ($0.174)
(Loss) per share - discontinued operations               ($0.027)
</ TABLE>

The accompanying notes are an integral part of these financial statements


< CAPTION>

                             COSTPLUSFIVE.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                           STATEMENT OF CASH FLOWS
                       FOR THE YEAR ENDED MARCH 31, 1999


Cash provided by or (used)
in operations, net (loss) less
non-cash depreciation of $4,286
Continued operation                                  $(2,732,332)
Discontinued operation                                (  191,474)

Changes in other liabilities:
Accrued expenses                                         300,080
Advances form officers/stockholders                      323,841
                                                     ------------
     Total cash (used)                                (2,299,875)

Cash (used) provided by financing activities:
     Payment of Second Trust Deed                     (  148,769)
     Issue of common stock                             2,438,898
                                                     ------------
     Total provided by financing activities            2,290,129
                                                     ------------
Net (decrease) in cash                                (    9,746)
Cash at March 31, 1998                                     9,956
Cash at March 31, 1999                                $      210
                                                    ------------
</ TABLE>

The accompanying notes are an integral part of these financial statements

Stop-N-Sock, Ltd.
(A Development Stage Company)
Statement of Changes in Stockholders' Equity
For the Year Ended March 31, 1998

< TABLE>
                    Shares of         Common   Additional   Accumulated   Total
                    Common            Stock    Paid-In       (Deficit)
                    Outstanding                Capital

Balance                  1,850,000    1,850    $200,097   ($252,321)  (50,374)
Shares issued in
conjunction with public
offering under 504 (Reg.
D stock) including shares
issued in exchange for
convertible subordinated
debentures
and notes receivable     2,998,000    2,998                 788,402   791,400

Shares issued for
services under Rule 144
(restricted stock)      14,994,000   14,994   1,732,504   1,747,498

Write off of notes
receivable as
uncollectible                                                       2,928,082

Net (loss)
for the year
(2,928,082)
Total at
March 31, 1999          19,842,000    19,842   2,721,003  (3,180,403)(439,558)

(A) Does not include 1,025,000
shares issued for service - issued
subsequent to 3/31/99 for services
under 504 (D) (Reg D) offering.
The accompanying notes are an integral part of these financial statements


[CAPTION]
                                     COSTPLUSFIVE.COM, INC.
                                 (A DEVELOPMENT STAGE COMPANY)
                           STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                               FOR THE YEAR ENDED MARCH 31, 1999
< TABLE>
[S]
                    Shares of         Common   Additional   Accumulated   Total
                    Common            Stock    Paid-In       (Deficit)
                    Outstanding                Capital

[S]                      [C]           [C]     [C]          [C]         [C]
Balance                  1,850,000      1,850   $200,097     -       ($252,321)

Shares issued for
convertible debentures
at $1.00 per share         100,000        100     99,900             $100,000

Shares issued in
conjunction with public
offering under 504 (Reg.
D stock) for promissory
notes at $.25 per share  2,400,000      2,400    597,600              600,000

Shares sold to
investors at $.1835        498,000        498     90,902               91,400

Shares issued for
services under Rule 144
issued at $.25/share     6,994,000      6,994  1,732,504              600,000
(restricted stock)

Write off of notes
receivable as
uncollectible

Net (loss)
for the year                                   (2,928,082)         (2,928,082)

Total-March 31, 1999      19,842,000    19,842  2,721,003 (3,180,403) (439,558)

(A) Does not include 1,025,000
shares issued for service - issued
subsequent to 3/31/99 for services
under 504 (D) (Reg D) offering.
[/TABLE]
[FN]
The accompanying notes are an integral part of these financial statements


[CAPTION]
                             COSTPLUSFIVE.COM, INC.)
                          (A DEVELOPMENT STAGE COMPANY
                          NOTES TO FINANCIAL STATEMENTS

NOTE A - ORGANIZATION NAME CHANGE AND CAPITALIZATION
CostPlusFive.com, Inc. (formerly Stop-No-Sock, Ltd.) "the Company" was formed January 15, 1997 under the laws of the state of Nevada. The initial capital and stated business purpose of the Company was $201,947 and, together with the cash proceeds of a public offering, under a Regulation 504(D) exemption, of its common stock, the Company intended to develop a golf driving range plus certain other golf related facilities at the golf driving range site and commence operations.

During the fiscal year ended March 31, 1999 it became apparent that cash proceeds from the public offering and the operating costs, marketing costs of the public offering and administrative expenses would not provide sufficient cash for the completion of the intended development and operation of a golf driving range site in the near future without significant additional financing or capital.

As a result of the above the Board of Directors voted to sell the golf driving range and also to enter into negotiations with a group of investors and individuals who plan, through the contribution of assets and operations, to operate certain retail. wholesale and Internet online computer hardware and software sites. This group currently has nine (9) locations in five (5) states and is a loosely formed operating entity.

In connection with the negotiations and plans mentioned above the Company sold 2,400,000 shares of its common stock for notes receivable in the amount of $600,000. The stock was valued at $.25 per share and instructions to the transfer agent to issue the stock was made in stages of 200,000 shares on December 30, 1998, 200,000 shares on January 5, 1999 and 2,000,000 shares on February 22, 1999. The common stock issued was issued under Regulation 504 (D) "free" trading, registered stock that was the result of the Company's public offering. See Notes C and G for details of the payment schedule for these notes, and subsequent need to write these notes off as of March 31, 1999.

As a result of the above the Company changed its name from Stop-N-Sock, Ltd. To CostPlusFive.com, Inc. on March 1, 1999 and increased its authorized common stock ($0.001 par value) from 25,000,000 shares to 50,000,000 shares.

On February 22, 1999 the Company entered into a sale escrow for the sale of the golf driving range site. This escrow was for a net sales price of $1,700,000, to be payable $100,000 on or before April 22, 1999, with the net proceeds payable at the close of escrow, which was anticipated to occur on or about June 22, 1999.

The prospective buyer did not perform on the cash payment of the $100,000 and this sale escrow must be deemed to be canceled. The Company has not pursued legal restitution for its costs and opportunities lost during the buyer's due diligence period from February 22, 1999 to April 22, 1999. On June 24, 1999 the company executed a deed in lieu of foreclosure and the undeveloped land for the golf driving site was acquired by secured lenders who are also stockholders of the company, who held the deed of trust on the property. The secured lenders assumed all of the recorded liabilities and the accrued interest on the site. The total liabilities assumed were approximately $971,555. The property was appraised during 1998 for $925,000. (See also Note D.)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES Furniture and equipment are carried at cost. Depreciation is being computed, using the straight line method, over the estimated useful lives of the assets, which is seven (7) years.

The golf driving range site is carried at the cost to acquire the real property plus certain other costs that were incurred to ready the site for development.

Revenue from membership fees and any commissions earned will be recorded when the member has signed a membership agreement and commissions will be recorded when the merchandise is sold.

NOTE C - NOTES RECEIVABLE On February 22, 1999, the Company sold 2,400,000 shares of its common stock, to an unrelated accredited investor, pursuant to the exemption set forth in Regulation D, Rule 504, to an unrelated party in exchange for two promissory notes at a price of $0.25 per share, for total proceeds of $600,000. On April 6, 1999, the Company sold another 1,000,000 shares to the same unrelated party on a promissory note, and sporadic payments were made on the notes until May, 1999. The notes were consolidated into one note on May 12,1999. NO underwriter was used in either transaction. The promisor defaulted on the second payment of the consolidated note due May 31, 1999. On June 6, 1999, the Company rescinded the transaction and issued stop transfers on the shares of common stock sold. The promisor on the consolidated note failed to return the shares for cancellation or pay for the shares, so the Company filed a lawsuit in federal court in the Central District of Los Angeles, California to obtain cancellation of the shares issued.

Neither of the notes mentioned above bear interest and interest has not been imputed since they are currently payable.

NOTE D - OTHER NOTES PAYABLE
Notes payable consist of the following: Note Payable to a Stockholder in the amount of $250,000 secured by a first trust deed on the golf driving range site, payable interest only monthly in the amount of $3,125, interest at 15% per annum, all due and payable September 26, 2000.

Note payable in the original amount of $148,769 for the acquisition of the land, secured by a second trust deed on the golf driving range site. This note, plus significant foreclosure costs were paid by certain stockholders of the Company. The new note has not been recorded with the County Recorder, repayment terms have not been determined but the principal amount is approximately $336,000, which amount represents the cash advanced to payoff this note, plus foreclosure costs and to bring the note payable to a stockholder(described in the next paragraph), secured by a third trust deed in the principal amount of $312,500 current. Included also in the $336,000 are amounts advanced to the company to settle certain lawsuits that arose out of the initial purchase of the real property. Such additional costs have been charged to interest expense and foreclosure costs. See also Note A wherein these stockholders were given title to the land.

Note Payable to a Stockholder in the amount of $312,500, secured by a third trust deed on the golf driving range site, payable interest only quarterly, from May 20, 1997 at 7.25% (quarterly payment is $5,664) all due and payable October 18, 1999.

NOTE E - CONVERTIBLE SUBORDINATED DEBENTURES PAYABLE
The Board of Directors, on July 17, 1997, authorized the sale and issue of a total of $150,000 in convertible debentures are unsecured, bear interest at 10%, which is to be accrued and paid on the first day of the thirteenth month after the day of issuance.

On the date of issuance there was no determinable market value for the common stock of the Company and it is solely up to the debenture holder to determine conversion.

The debentures, together with the accrued interest, are convertible into 1,000 shares of the Company's common stock for each $1,000 principal amount no sooner than the sixth day of the thirteenth month of the date of issuance. Prior to March 31, 1999 $100,000 of these debentures have been converted to common stock. The remainder are due and payable during the months of April and May 1999.

NOTE F - RELATED PARTY TRANSACTIONS
during the period from may 20, 1997 (date that development plans commenced for the golf driving ranger land site) through march 31, 1999, there were certain transactions with related parties. These transactions were the acquisition of the rights to acquire the land from the limited partnership by the issued of common stock disclosed in the notes to these financial statements, notes payable executed to certain stockholders to finance the acquisition of the land, common stock issued to acquire the furniture and equipment used by the Company, and the issue of the original restricted "founders" stock.

There were not other relater party transactions except for occasional minor loans to the Company by its President prior to March 1, 1999. Such minor loans were repaid as cash became available.

NOTE G - LEASE COMMITMENT AND CONTINGENCIES
The Company leases its office space under a month to month lease/rental agreement. Monthly rental expense payments are $800.

NOTE H - LEGAL PROCEEDINGS
On June 18, 1999, the Company filed a lawsuit in federal court for the Central District of California, Case No. 99-06010RAP(MANx), against Investor's Equity Corp., Wall Street Trading Group, and others, seeking to cancel 3,400,000 common shares the Company issued on a promissory note to the defendants, who defaulted on the promissory note. Defendants filed a counterclaim, alleging breach of contract, defamation, fraud and securities violations. The Company is confident that it will be successful in obtaining the cancellation of the shares or their value, due to the fact that the shares were not paid for by defendants. The Company also believes that the counterclaim is without merit, because the defendant/cross complainant was given full access to all corporate information when he entered into the transaction and has no loss or damage. This belief is based on the fact that the shares were not paid for. However, the lawsuit is being vigorously defended by the promisor and there can be no assurance that the Company will win. The outcome of the lawsuit depends upon many factors, such as the Judge's decisions in the case.

There are no matter loss or gain contingencies required to be recorded by SFAS
5.

NOTE I - SUBSEQUENT EVENTS - DISCONTINUED OPERATIONS
Prior to March 1, 1999, the principal activity of the Company was its plan to develop the land it had acquired through the issue of common stock, to Stop-N-Sock Seed, Ltd. (a limited partnership) in the states amount of $155,036 to acquire the rights and obligations of the ownership of land held by that partnership, the execution of notes payable in the amount of $686,503, which were recorded as liens against the land on which the golf driving range site was to be built and the payment of $19,016 in engineering and archaeological costs. total capitalized cost for the land was thus $860,555.

As a result of the events detailed in Note A with respect to the new operating direction of the Company and the execution of a deed in lieu of foreclosure on the land to the secured lenders all operations prior to March 1, 1999 have been deemed to be discontinued operations.

During the month of March, 1999 the costs to maintain the office facilities and study the new direction of the Company were minor and have not been broken out in the accompanying statement of operations.

Since the Company, as of March, 1999, has not commenced planned operations to sell memberships on its website, its wholesale buying club and online and telephone sales of computer systems and hardware it is still deemed to be a development stage company and the accompanying statements reflect such.

Since March 31, 1999 the Company has begun to record sales of membership and computer systems and hardware. The Company is also seeking other avenues to increase the sales and profitability of the aforementioned products.


The Board of Directors
Stop-N-Sock, Ltd.
Bermuda Dunes, California

INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying balance sheet of Stop-N-Sock, Ltd., (a development stage company) as of March 31, 1998, and the related Statements of Operations, Cash Flows and Changes in Shareholders' Equity for the year then ended March 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stop-N-Sock, Ltd., a Development Stage Company, as of March 31, 1998 and the results of its operations for the period then ended in conformity with generally accepted accounting principles.

/s/JULIUS OTTO
Julius A. Otto
Monterey Park, California
April 24, 1998


[CAPTION]
 STOP-N-SOCK, LTD.
(A DEVELOPMENT STAGE COMPANY)
 BALANCE SHEET

March 31, 1998
ASSETS
CURRENT ASSETS
Cash                                                      $     9,956
TOTAL CURRENT ASSETS                                      $     9,956

NON CURRENT ASSETS
Furniture and equipment - at stated value
less allowances for depreciation of $3,214                     26,786
Golf driving range site costs - NOTES A and D                 860,555
                                                          -------------
Total Assets                                                  897,297

LIABILITIES & STOCKHOLDER'S EQUITY
CURRENT LIABILITIES
Accrued expenses                                         $     57,417
Notes payable, secured by trust deeds
on golf driving range site - NOTE B                           711,269
Advances from officer/stockholder                              28,985
Debentures payable - Note C                                   150,000
                                                          -------------
Total Liabilities                                        $    947,671

DEFICIENCY IN ASSETS

COMMON STOCK $.001 par value, 25,000,000
shares authorized, 1,850,000
issued and outstanding - NOTES C and D                    $     1,850
Additional Paid In Capital                                    200,097
Accumulated deficit during the
development stage                                         (   252,321)

Net Stockholder's Equity (Deficiency)                     (    50,374)

Total Liabilities and Stockholder's Equity                $   897,297
</ TABLE>

The accompanying notes are an integral part of these financial statements


                                STOP-N-SOCK, LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENT OF OPERATIONS

                       FOR THE YEAR ENDED MARCH 31, 1998

Revenue                                                     $       0

COSTS AND EXPENSES
General, Administrative                                     $ 119,840
Interest expense                                               98,563
Other financing costs                                          30,704
Depreciation                                                $   3,214
                                                             ----------
Total costs and expenses                                    $ 252,321

Net (loss)                                                  $(252,321)

(Loss) per share                                            $(    .14)
</ TABLE>

The accompanying notes are an integral part of these financial statements

< CAPTION>
                               STOP-N-SOCK, LTD.
                        (A DEVELOPMENT STAGE COMPANY)
                          STATEMENT OF CASH FLOWS
                     FOR THE YEAR ENDED MARCH 31, 1998
< TABLE>
Cash provided by or (used)
in operations, net (loss) less
non-cash depreciation of $3,214                           $(  249,107)
Changes in other liabilities
Accrued expenses                                               57,417
Advances form officer/stockholder                              28,985
                                                          ------------
     Total cash (used)                                     (  162,705)

Cash provided by financing activities:
     Issuance of notes payable and
     Debentures payable                                       861,269
     Sale of common stock                                     201,947
                                                         ------------
     Total provided by financing activities                 1,063,216
                                                         ------------
Cash (used) in investing activities:
     Acquisition of furniture, equipment, and
     golf driving range site costs                        (   890,555)
     Total (used) in investing activities                 (   890,555)
                                                          ------------
Net increase in cash                                            9,956
Cash at beginning of period                                        -0-
Cash at March 31, 1998                                     $    9,956

                                                           ___________
                                                           -----------
</ TABLE>

The accompanying notes are an integral part of these financial statements

< CAPTION>
                               STOP-N-SOCK, LTD.
                         (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                        FOR THE YEAR ENDED MARCH 31, 1998

                    Shares of     Common   Additional   Accumulated   Total
                    Common         Stock   Paid-In       (Deficit)
                    Outstanding            Capital


Balance                        0      0          0             0        0

Shares issued Jan. 15,
1997 for cash at
avg.                      12,500     13   $ 15,467       $ 15,480

Shares issued
on May 27, 1997 in
exchange for limited
partners interest in
land at $.50 per share   310,000    310    154,690        155,000

Shares issued for
general partner's
interest on May 20,
1997 at $.50 per share    35,555     36     29,940         30,000

Shares issued in
exchange for equipment
at $.50 per share         60,000     60     29,940         30,000

Founders shares issued
May 20, 1997 at par
value (restricted)       480,070    480        480

Restricted shares issued
as part of golf driving
range site financing and
acquisition at par value 234,375    234        234

Restricted shares
issued for services
rendered by stockholders
at par value              717,50    717        717

Net (loss) and
accumulated deficit
during development
stage                                                  (252,321)
                        (252,321)
                        --------    ----      ------    --------
Balance at March
31, 1998               1,850,000  $1,850  $(252,321)   $(50,374)

The accompanying notes are an integral part of these financial statements
</ TABLE>


CostPlusFive.com, Inc.
(A Development Stage Company)
Notes to Financial Statements

NOTE A - ORGANIZATION NAME CHANGE AND CAPITALIZATION
Stop-N-Sock, Ltd. (The "Company") was formed January 15, 1997 under the laws of the state of Nevada. A predecessor partnership Stop-N-Sock Seed, Limited was formed during November 1996 to arrange for the initial purchase of the land and to organize the operations of the Company. Cash ($116,200) and services
($38,800) were received by this partnership to pursue these endeavors.
Operations of the Company were nominal until the golf driving range site was acquired May 20, 1997.

Stock in the total number of shares of 310,000 shares (Note D) were issued in exchange for the partnership interest in the golf driving range site and were valued at $155,
000.

Furniture and equipment acquired May 20, 1997 as part of the exchange of the partnership interest, has been stated at an amount of $30,000. This amount was based on fair value. Furniture and equipment are being depreciated over a seven (7) year period using the straight line method.

The golf driving range site cost has been determined by the amount assigned to the exchange of the partnership interest together with the principal amount of the notes issued to finance the acquisition of the site. All of the now capitalized costs are attached to the land and therefore not subject to depreciation.

NOTE B - OTHER NOTES PAYABLE
Notes payable consist of the following:

Note payable to a stockholder secured by a first                 $ 250,000
trust deed of the golf driving range site, payable
interest only monthly in the amount of $3,125,
interest at 15% per annum, all due and payable
September 26, 2000.  ( See default comment below)

Note payable, secured by second trust deed on the                $ 148,769
golf driving range site, interest plus at 7.25%
per annum.  The note plus accrued interest was due
and payable on October 18, 1997.  (See default
comment below)

Note Payable to a stockholder secured by a third                 $ 312,500
trust deed on the golf driving range site, payable
interest only quarterly, from May 20, 1997 at 7.25%
(quarterly payment is $5,664) all due and payable
October 18, 1999.  (See default comment below)

All three notes payable described above are in default.

Interest has not been paid on the first trust deed since it was loaned to the Company on June 25, 1997. Interest has been accrued on this note, and included in the State of Operations. Payment of the principal plus accrued interest on the second trust deed note payable was not made on October 18, 1997. Extension payments of $15,000 were paid at $5,000 per month through December 31, 1997, but the Company, due to cash flow needs, suspended the monthly extension payments in January, 1998. Interest has been accrued on this note and charged to operations.

Quarterly interest payments on the third trust deed note payable have not been made. Interest on this note has been accrued and charged to operations.

The note holders on all three of the notes described above have not filed any notices of default or other formal demands through April 24, 1998.

NOTE C - CONVERTIBLE SUBORDINATED DEBENTURES PAYABLE
The Board of Directors, on July 17, 1997, authorized the sale and issue of a total of $150,000 in convertible debentures are unsecured, bear interest at 10%, which is to be accrued and paid on the first day of the thirteenth month after the day of issuance.

On the date of issuance there was no determinable market value for the common stock of the Company and it is solely up to the debenture holder to determine conversion.

The debentures, together with the accrued interest, are convertible into 1,000 shares of the Company's common stock for each $1,000 principal amount no sooner than the sixth day of the thirteenth month of the date of issuance.

NOTE D - COMMON STOCK AND PROPOSED PUBLIC OFFERING
The Company has issued, by June 24, 1997, a total number of shares of 3,700,000 for cash, services and fixed assets. The total value of these shares were stated at $201,947. In light of the proposed public offering the Board of Directors, on July 17, 1997, voted a 1:2 reverse stock split of the then outstanding and issued shares of common stock.

It is proposed that the public offering will cause the issue on an additional
500,000 shares and 150,000 shares have been reserved for the convertible subordinated debentures (see Note C.) The total prospective number of outstanding and issued shares of common stock will be 2,500,000, assuming the successful completion of the public offering and full conversion of 150,000 shares from the sale of the debentures described in Note C.

NOTE E - LEASE COMMITMENT AND CONTINGENCIES
The Company leases its office space under a month to month lease/rental agreement. Monthly rental expense payments are $800.

NOTE F - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES
Furniture and equipment are carried at cost. Depreciation is being computed, using the straight line method, over the estimated useful lives of the assets, which is seven (7) years.

The golf driving range site is carried at the cost to acquire the real property plus certain other costs that were incurred to ready the site for development.

Item 14.  Exhibits, Financial Statements

(a)  Report of Independent Certified Public Accountant dated April 2, 1999 and
     September 15, 1999
     Financial Statements
     Balance Sheets
     Statement of Loss And Accumulated Deficit
     Statements of Stockholder's Equity
     Statements of Cash Flows
     Notes to Consolidated Financial Statements

     Report of Independent Certified Public Accountant dated April 24, 1998
     Financial Statements
     Balance Sheets
     Statement of Loss And Accumulated Deficit
     Statements of Stockholder's Equity
     Statements of Cash Flows
     Notes to Consolidated Financial Statements

(b)  Reports on Form 8-K: Not Applicable

(c)  EXHIBITS

     Exhibit No.         Description

     3(a)                Articles of Incorporation
     3(b)                Certificate of Amendment of Articles of Incorporation
     3(c)                Certificate of Amendment of Articles of Incorporation
                         Filed March 1, 1999
     3(d)                By-laws of Stop-N-Sock
     4(a)                Specimen Certificate of Common Stock

     5(a)               Asset acquisition agreement
     5(b)               Affiliation agreement
     5(c)               Membership agreement

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CostPlusFive.com, Inc.

     /s/FRANKLIN R. SCIVALLY
By________________________________________
   Franklin R. Scivally, President and Director

Date: October 11, 1999

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/FRANKLIN R. SCIVALLY
__________________________________________
Franklin R. Scivally, President and Director
Date: October 11, 1999

/s/MAHLON MEIER
___________________________________________
Mahlon Meier, Director

Date: October 11, 1999

/s/DONALD R. SMALLMAN
___________________________________________
Donald R. Smallman, Treasurer and Director

Date: October 11, 1999

/s/WILLIAM J. BARKER
___________________________________________
William J. Barker, Secretary and Director
Date: October 11, 1999


Exhibit 3(a)

ARTICLES OF INCORPORATION

        FILED
        IN THE OFFICE OF THE
        SECRETARY OF STATE OF THE
        STATE OF NEVADA
        JANUARY 15 1997
        NO. C594-97

STATE OF NEVADA
SECRETARY OF STATE
IMPORTANT: READ INSTRUCTIONS ON REVERSE SIDE BEFORE COMPLETING THIS FORM
TYPE OR PRINT (BLACK INK ONLY)
1.  NAME OF CORPORATION: STOP-N-SOCK, LTD.

2.  RESIDENT AGENT: (designated resident agent and his STREET ADDRESS in Nevada where process may be served)
Name of Resident Agent: Affordable Business Services, Inc.
Street Address        : 1055 E. Flamingo Road, #1009A, Las Vegas, NV 89119

3. SHARES: (number of shares the corporation is authorized to issue) Number of shares with par value: ) Par Value: 0 Number of shares without par value:
25,000.

4.  Governing board: SHALL BE STYLED AS (CHECK ONE)    1 Director Trustees
The FIRST BOARD OF DIRECTORS shall consist of 1 members and the names and addresses are as follows:

Name: Robert T. Yarbray  Address: 76803 Castle Court, Palm Desert, CA.

5. PURPOSE: (optional-see reverse side) the purpose of the corporation shall be:

6.  PERSONAL LIABILITY (pursuant to NRS 78.037): Check one:
Accept xxxDecline

7. OTHER MATTERS: Any other matters to be included in these articles may be noted on separate pages and incorporated by reference herein a part of these articles: Number of pages attached:

8. SIGNATURES OF INCORPORATORS: The names and addresses of each of the incorporators signing the articles (signatures must be)

Name Robert T. Yarbray
Address: 76803 Castle Court, Palm Desert, CA 92211
Signature: /s/ROBERT T. YARBRAY
Subscribed to me and sworn before me this 14th day of
January, 1997
/s/DOUGLAS BECKLEY

Notary Public
                                                 (affix notary stamp or seal)
NOTARY PUBLIC
STATE OF NEVADA
COUNTY OF CLARK
My commission expires Oct. 2, 1997

9.  CERTIFICATE OF ACCEPTANCE OF APPOINTMENT OF RESIDENT AGENT
I, Affordable Business Services, Inc. hereby accept as Resident Agent for the above named corporation.

BY: SIGNATURE ILLEGIBLE
Signature of Resident Agent
1/14/97


Exhibit 3(b)
CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION
(After Issuance of Stock)
FILED IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA
JUNE 27 1997
NO.  C594-97

STOP-N-SOCK, LTD.
Name of Corporation

We, the undersigned, ROBERT T. YARBRAY President or Vice President and ROBERT
T. YARBRAY Secretary or Assistant Secretary of STOP-N-SOCK, LTD., name of
Corporation, do hereby certify:

That the Board of Directors of said corporation at a meeting duly convened, held on the First day of June, 1997, adopted a resolution to amend the original articles as follows:

Article 3 is hereby amended to read as follows:

SHARES: Number of shares with par value: 25,000,000 Par value: .001 The number of shares of the corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation is 25,000; that the said change(s) and amendment have been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.

/s/ROBERT T. YARBRAY, President

State of Nevada
County of Clark
On June 28, 1997, personally appeared
before me, a Notary Public, Robert T. Yarbray, who acknowledge that they executed the above instrument.

//SIGNATURE ILLEGIBLE
Signature of Notary
Notary Public-State of Nevada
County of Clark
Thomas A. Baez
My Commission Expires
June 6, 1999
                                                       (Notary Stamp or Seal)

Exhibit 3(c)
CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION
(After Issuance of Stock)
FILED IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA
MAR 1, 1999
NO. C594-97

STOP-N-SOCK, LTD.
Name of Corporation

We, the undersigned, ROBERT T. YARBRAY President or Vice President and ROBERT
T. YARBRAY Secretary or Assistant Secretary of STOP-N-SOCK, LTD., name of
Corporation, `do hereby certify:

That the Board of Directors of said corporation at a meeting duly convened, held on the First day of March, 1999, adopted a resolution to amend the original articles as follows:

Article 1 is hereby amended to read as follows:

NAME OF CORPORATION: CostPlusFive.com, Inc.

Article 3 is hereby amended to read as follows:

SHARES: Number of shares with par value: 50,000,000 Par value: .001 The number of shares of the corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation is 13,848,000; that the said change(s) and amendment have been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.

/s/ROBERT T. YARBRAY President
/s/GEORGE WHITE, Secretary

State of Nevada
County of Clark
On March 1, 1999, personally appeared
before me, a Notary Public, Robert T. Yarbray, who acknowledge that they executed the above instrument.

//SIGNATURE ILLEGIBLE
Signature of Notary
Notary Public-State of Nevada
County of Clark
SEAL ILLEGIBLE
March 1, 1999
                                                      (Notary Stamp or Seal)




EXHIBIT 3(d)
BY-LAWS OF STOP-N-SOCK, LTD.

Stop-N-Sock, Ltd., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Nevada.

DOES HEREBY CERTIFY:

        FIRST: That at a meeting of the Board of Directors of Stop-N-Sock, Ltd., resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and resolution setting forth the proposed amendment is as follows:

        RESOLVED: That the Certificate of incorporated of this corporation be amended by deleting the Heading,. Article(s) Ninth and changing Article(s)
Fourth, Seventh, and Eighth so that the document shall read as follows:

        FOURTH:   The amount of the total authorized capital stock of this
corporation is (ten million) 10,000,000 shares of $.001 Par Value.

        SEVENTH: The Directors shall have power to make and to alter or amend the By-Laws; to fix the amount to be reserved as working capital, and to authorize and cause to be executed, mortgages and liens without limit as to the amount, upon the property and franchise of the Corporation.

        With the consent in writing, and pursuant to a vote of the holders of a majority of the capital stock issued and outstanding, the Directors shall have the authority to dispose, in any manner, of the whole property of this corporation.

        The By-Laws shall determine whether and to what extent the accounts and books of this corporation, or any of them shall be open to the inspection of the stockholders; and no stockholder shall have any right of inspecting any account, or book or document of this corporation, except as conferred by the law or the By-Laws or by resolution of the stockholders or directors, except as otherwise required by the laws of the State of Delaware. It is the intention that the objects, purposes and powers specified in the Third paragraph hereof shall, except where otherwise specified in said paragraph, be nowise limited or restricted by reference to or inference from the terms of any purpose and powers specified in the Third paragraph and in each of the clauses or paragraphs of this charter shall be regarded as independent objects, purposes and powers.

        EIGHTH: Directors of the corporation shall not be liable to either the corporation or its stockholders for monetary damages for a breach of fiduciary duties unless the breach involves: (1) a director's duty of loyalty to the corporation or its stockholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) liability for unlawful payments of dividends or unlawful stock purchases or redemption by the corporation; or (4) a transaction from which the director derived an improper personal benefit.

ARTICLE I - OFFICES
The office of the Corporation shall be located in the City and State designated in the Articles of Incorporation. The Corporation may also maintain offices at such other places within or without the United States as the Board of Directors may, from time to time determine.

ARTICLE II - MEETING OF SHAREHOLDERS

Section 1 - Annual Meetings:

The annual meeting of the shareholders of the Corporation shall be held within five months after the close of the fiscal year of the Corporation, for the purpose of electing directors, and transacting such other business as may properly come before the meeting.

Section 2 - Special Meetings:

Special meetings of the shareholders may be called at any time by the Board of Directors or by the President, and shall be called by the President or the Secretary at the written request of the holders of ten per cent (10%) of the shares then outstanding and entitled to vote thereat, or as otherwise required under the provisions of the Business Corporation Law.

Section 3 - Place of Meetings:

All meetings of shareholders shall be held at the principal office of the Corporation, or at such other places as shall be designated in the notices or waives of notice of such meetings.

ARTICLE IV - OFFICERS

Section 1 - Number, Qualifications, Election and Term of Office:

(a) The officers of the Corporation shall consist of a President, a Secretary, a Treasurer, and such other officers, including a Chairman of the Board of Directors, and one or more Vice Presidents, as the Board of Directors may from time to time deem advisable. Any officer other than the Chairman of the Board of Directors may be, but is not required to be, a director of the Corporation.
Any two or more offices may be held by the same person.

(b) The officers of the Corporation shall be elected by the Board of Directors at the regular annual meeting of the Board following the annual meeting of shareholders.

(c) Each officer shall hold office until the annual meeting of the Board of Directors next succeeding his election, and until his successor shall have been elected and qualified, or until his death, resignation or removal.

Section 2 - Resignation:

Any officer may resign at any time by giving written notice of such resignation to the Board of Directors, or to the President or the Secretary of the Corporation. Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Board of Directors or by such officer, and the acceptance of such resignation shall not be necessary to make it effective.

Section 3 - Removal:

Any officer may be removed, either with or without cause, and a successor elected by a majority vote of the Board of Directors at any time.

Section 4 - Vacancies:

A vacancy in any office by reason of death, resignation, inability to act, disqualification, or any other cause, may at any time be filled for the unexpired portion of the term by a majority vote of the Board of Directors.

Section 5 - Duties of Officers:

Officers of the Corporation shall, unless otherwise provided by the Board of Directors, each have such powers and duties as generally pertain to their respective offices as well as such powers and duties as may be set forth in these by-laws, or may from time to time be specifically conferred or imposed by the Board of Directors. The president shall be the chief executive officer of the Corporation.

ARTICLE V - SHARES OF STOCK

Section 1 - Certificate of Stock:

(a) The certificates representing the shares of the Corporation shall be in such form as shall be adopted by the Board of Directors, and shall be numbered and registered in the order issued. They shall bear the holder's name and the number of shares, and shall be signed by (I) the Chairman of the Board of the Present or a Vice President, and (ii) the Secretary or Treasurer, or any Assistant Secretary or Assistant Treasurer, and shall bear the corporate seal.

(b) No certificate representing shares shall be issued until the full amount of consideration therefor has been paid, except as otherwise permitted by law.

(c) To the extent permitted by law, the Board of Directors may authorize the issuance of certificates for fractions of a share which shall entitle the holder to exercise voting rights, receive dividends and participate in liquidating distributions, in corporation to the fractional holdings; or it may authorize the payment in cash of the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined; or it may authorize the issuance, subject to such conditions as may be permitted by law, of scrip in registered or bearer form over the signature of an officer or agent of the Corporation, exchangeable as therein provided for full shares, but such scrip shall not entitle the holder to any rights of a shareholder, except as therein provided.

Section 2 - Lost or Destroyed Certificates:

The holder of any certificate representing shares of the Corporation shall immediately notify the Corporation of any loss or destruction of the certificate representing the same. The Corporation may issue a new certificate in the place of any certificate theretofore issued by it, alleged to have been lost or destroyed. On production of such evidence of loss or destruction as the Board of Directors in its discretion may require, the Board of Directors may, in its discretion, require the owner of the lost or destroyed certificate, or his legal representatives, to give the Corporation a bond in such sum as the Board may direct, and with such surety or sureties as may be satisfactory to the Board, to indemnify the Corporation against any claims, loss, liability or damage it may suffer on account of the issuance of the new certificate. A new certificate may be issued without requiring any such evidence or bond when, in the judgement of the Board of Directors, it is proper so to do.

Section 6 - Sureties and Bonds:

In case the Board of Directors shall so require, any officer, employee or agent of the Corporation shall execute to the Corporation a bond in such sum, and with such surety or sureties as the Board of Directors may direct, conditioned upon the faithful performance of his duties to the Corporation, including responsibility for negligence and for the accounting for all property, funds or securities of the Corporation which may come into his hands.

Section 7 - Shares of Other Corporations:

Whenever the Corporation is the holder of shares of any other corporation, any right or power of the Corporation as such shareholder (including the attendance, acting and voting at shareholders' meetings and execution of waivers, consents, proxies or other instruments) may be exercised on behalf of the Corporation by the President, any Vice President, or such other person as the Board of Directors may authorize.

ARTICLE VI - DIVIDENDS

Subject to applicable law, dividends may be declared and paid of any funds available therefor, as often, in such amounts, and at such time or times as the Board of Directors may determine.

ARTICLE VII-FISCAL YEAR

The fiscal year of the Corporation shall be fixed by the Board of Directors from time to time, subject to applicable law.

ARTICLE VIII-CORPORATE SEAL

The corporate seal, if any, shall be in such form as shall be approved from time to time by the Board of Directors.

ARTICLE IX - AMENDMENTS

Section 1 - By Shareholders:

All by-laws of the Corporation shall be subject to alteration or repeal, and new by-laws may be made, by the affirmative vote of shareholders holding of record in the aggregate at least a majority of the outstanding shares entitled to vote in the election of directors at any annual or special meeting of shareholders, provided that the notice or waiver of notice of such meeting shall have summarized or set forth in full therein, the proposed amendment.

Section 2 -By Directors:

The Board of Directors shall have power to make, adopt, alter, amend and repeal, from time to time, by-laws of the Corporation; provided, however, that the shareholders entitled to vote with respect thereto as in this Article IX above-provided may alter, amend or repeal by-laws made by the Board of Directors, except that the Board of Directors shall have no power to change the quorum for meetings of shareholders or the Board of Directors, or to change any provisions of the by-laws with respect to the removal of directors or the filling of vacancies in the Board resulting from the removal by the shareholders. If any by-law regulating an impending election of directors is adopted, amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of shareholders for the election of directors, the by-law so adopted, amended or repealed, together with a concise statement of the changes made.

 Section 3 - Transfers of Shares:

(a) Transfers of shares of the Corporation shall be made on the share records of the Corporation only by the holder of record thereof, in person or by his duly authorized attorney, upon surrender for cancellation of the certificate or certificates representing such shares, with an assignment or power of transfer endorsed thereon or delivered therewith, duly executed, with such proof of the authenticity of the signature and of authority to transfer and of payment of transfer taxes as the Corporation or its agents may require. (b) The
Corporation shall be entitled to treat the holder of record of any share or shares as the absolute owner thereof for all purposes and, accordingly, shall not be bound to recognize any legal, equitable or other claim to, or interest in, such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by law.

Section 4 - Record Date:

In lieu of closing the share records of the Corporation, the Board of Directors may fix, in advance, a date not exceeding fifty days, or less than ten days, as the record date for the determination of shareholders entitled to receive notice of, or to vote at, any meeting of shareholders, or to consent to any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividends, or allotment of any rights, or for the purpose of any other action. If no record date is fixed, the record date for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the day next preceding the day on which notice is given, or, if no notice is given, the day on which the meeting is held; the record date for determining shareholders for any other purpose shall be at the close of business on the day on which the resolution of the directors relating thereto is adopted. When a determination of shareholders of record entitled to notice of or to vote at any meeting of shareholders has been made as provided for herein, such determination shall apply to any adjournment thereof, unless the directors fix a new record date for the adjourned meeting.

Section 13 - Committees:

The Board of Directors, by resolution adopted by a majority of the entire
Board, may from time to time designate from among its members an executive committee and such other committees, and alternate members thereof, as they deem desirable, each consisting of three or more members, with such powers and authority (to the extent permitted by law) as may be provided in such resolution. Each such committee shall serve at the pleasure of the Board.

ARTICLE X - INDEMNITY

(a) Any person made a party to any action, suit or proceeding, by reason of the fact that he, his testator or intestate representative is or was a director, officer of employee of the Corporation, or of any Corporation in which he served as such at the request of the Corporation, shall be indemnified by the Corporation against the reasonable expenses, including attorney's fees, actually and necessarily incurred by him in connection with the defense of such action, suit or proceedings, or in connection with any appeal therein, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding, or in connection with any appeal therein that such officer, director or employee is liable for negligence or misconduct in the performance of his duties.

(b) The foregoing right of indemnification shall not be deemed exclusive of any other rights to which any officer or director or employee may be entitled apart from the provisions of this section.

(c) The amount of indemnity to which any officer or any director may be entitled shall be fixed by the Board of Directors, except that in any case where there is no disinterested majority of the Board available, the amount shall be fixed by arbitration pursuant to the then existing rules of the American Arbitration Association.

     The undersigned incorporator certifies that he has adopted the foregoing by-laws as the first by-laws of the Corporation.

Dated: January 15, 1997

                                   /s/ ROBERT T. YARBRAY
                                   -------------------------
                                         Incorporator

EXHIBIT 4(a)

[DESCRIPTION]SPECIMEN OF COMMON STOCK CERTIFICATE

COSPLUSFIVE.COM., INC.

[________]NUMBER                                              SHARES[________]

                   INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA
                50,000,000 SHARES COMMON STOCK AUTHORIZED, $.001 PAR VALUE


  COMMON STOCK                                     CUSIP 22161W 10 8
                                                   SEE REVERSE FOR CERTAIN
                                                   DEFINITIONS
THIS CERTIFIES THAT

Is the RECORD HOLDER OF            SHARES OF FULLY PAID AND NON-ASSESSABLE
SHARES OF COMMON STOCK OF COSTPLUSFIVE.COM, INC.TRANSFERABLE ON THE BOOKS OF
THE CORPORATION IN PERSON OR BY DULY AUTHORIZED ATTORNEY UPON SURRENDER OF THIS
CERTIFICATE PROPERLY ENDORSED.  THIS CERTIFICATE AND THE SHARES REPRESENTED
HEREBY ARE SUBJECT TO THE LAWS OF THE STATE OF NEVADA, AND TO THE CERTIFICATE
OF INCORPORATION AND BYLAWS OF THE CORPORATION, AS NOW OR HEREAFTER AMENDED.
THIS CERTIFICATE IS NOT VALID UNTIL COUNTERSIGNED BY THE TRANSFER AGENT.

WITNESS the facsimile seal of the Corporation and the signature of its duly authorized officers.

Dated:

[SEAL OF COSTPLUSFIVE.COM,INC.]

/s / ROBERT T. YARBRAY                           /s/ G.R. WHITE
-------------------------                            ---------------------
     President                                       Secretary

               COUNTERSIGNED
               PACIFIC STOCK TRANSFER COMPANY
               P.O. Box 93385
               Las Vegas, NV 89193

          By:
^^Illegible Signature^^

       5899 South
       State Street
       Salt Lake City, UT 84107

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM  - as tenants in common           UNIF GIFT MIN ACT - Custodian_(Cust)
TEN ENT  - as tenants by the entireties   (Minor)
JT TEN   - as joint tenants with right    under Uniform Gifts to Minors
           of survivorship and not as     Act ________________________
           tenants in common                                    (State)

             Additional abbreviation may also be used though not in above list.

             FOR VALUE RECEIVED, _________hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER
IDENTIFYING NUMBER OF ASSIGNEE
--------------------------------------

--------------------------------------

__________________________________________________________________________
(Please print or typewrite name and address including zip code of assignee)
____________________________________________________________________
Shares of the capital stock represented by the within Certificate, and do hereby irrevocably constitute and appoint

__________________________________________________________________________
Attorney to transfer the said stock on the books of the within-named
Corporation with full power of substitution in the premises.

Dated,   ---------------------------------

NOTICE: The signature to this assignment must correspond with the name as written upon the face of the Certificate, in every particular, without alteration or enlargement, or any change whatever.



EXHIBIT 10(a)  Acquisition Agreement (Asset Purchase and Sale Agreement)

This Asset Purchase and Sale Agreement ("Agreement") is made and entered into as of February 26, 1999, by and between STOP-N-SOCK, Ltd., a Nevada corporation
("Buyer"), and COST PLUS FIVE.COM, INC., a Nevada corporation ("Seller").

                                     RECITALS

WHEREAS, Seller owns all right, title and interest in and to the tangible and intangible assets listed on Schedule one attached hereto (the "Assets"); and,

WHEREAS, Seller owns desires to forever sell, assign, grant, convey and transfer to Buyer, and Buyer desires to acquire from Seller, all right, title and interest in and to the Assets including the name "COST PLUS FIVE.COM", under the terms and conditions set forth herein; and

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements hereafter set forth, and for good and valuable consideration, the receipt and sufficiency which are hereby acknowledged, the parties hereto agree as follows:

     1. Definitions. For the purposes of this Agreement, the following terms hall have the following meanings:

     1.1 Affiliates means any past, present or future subsidiaries, officers, directors, control persons, employees, shareholders, agents, representatives, attorneys, heirs, successors, beneficiaries, assigns, executors, administrators or any other affiliated individual, corporation, limited liability company, association, partnership, joint venture, trust or other entity or organization.

     1.2 Assets means the tangible and intangible assets owned by the Seller as of the date hereof, or acquired by the Seller prior to the closing date hereof, or acquired by the Seller prior to the closing Date and set forth on Schedule One attached hereto.

     1.3 Assignment means the assignment to be duly executed and delivered by the Seller in accordance with this Agreement conveying to Buyer all of Seller's right, title and interest in the contracts, and any other intangible assets as set forth in Exhibit 1.3.

     1.4 Bill of Sale means the Bill of Sale, to be duly executed and delivered by Seller in accordance with this Agreement, conveying to the Buyer all right, title and interest in and to the tangible assets. The Bill of Sale shall be substantially in the form of, and upon the terms contained in , Exhibit
1.4 attached hereto and incorporated herein by this reference.

     1.5 Closing means the closing of the purchase and sale of the Assets in accordance with the terms of this Agreement on the Closing Date.

     1.6 Closing Date means February 26, 1999 provided: (i) that all conditions hereunder have been satisfied or waived in accordance with this Agreement; (ii) that all applicable periods have run under applicable Bulk
Sales
Notice laws or Bulk Sales Notice has been waived; (iii) that Seller delivers the
Tax Clearance Certificates to the Buyer, if requested.

     Goodwill means the Seller's right, title and interest in and to the goodwill of the Seller and his Names, including, without limitation, any and all tradenames, servicemarks, trademarks, logos, copyrights and all other rights of intellectual property, whether or not claimed or asserted by Seller, and the use, application and exclusive right to exploit such rights of intellectual property, and all similar assets, owned by the Seller as of the date hereof, or acquired by the Seller prior to the Closing Date.

     1.8     Inventory means the written inventory of the Seller described in
Exhibit 1.8 attached hereto and incorporated herein by this reference.

     1.9 Liabilities means any and all of Seller's past, present and future debts, obligations, claims, demands, liens, costs, expenses, penalties, judgments, damages, accounts payable, agreements, contingent, known, unknown, matured or unmatured.

     1.10    Purchase Price means 17,000,000 shares of common stock of Stop-N-
Sock., a Nevada corporation, to be delivered to Seller at Closing, and
7,100,000
additional shares issuable to the persons listed on Exhibit 1.10.

2.     Purchase and Sale: Closing

     2.1 Conveyance of Assets. On the Closing Date and subject to the terms and conditions as set forth in this Agreement, Seller shall forever sell, assign, grant, convey and transfer to the Buyer, free and clear of any and all Liabilities (except those liabilities set forth in the financial statements of Seller attached hereto as Exhibit 2.1), and the Buyer shall purchase and acquire from the Seller, all of the exclusive right, title and interest in, to and under all of the Assets, including, without limitation, the following corporeal and incorporeal incidents thereof.

     (a) All Goodwill therein, including, without limitation, all copyright interests, trademarks and any other intellectual property interests owned or claimed by Seller, including, without limitation, the U.S. Copyright and/or
Trademark or Tradenames Registrations together with all other interests accruing by reason of copyright, trademark or tradenames laws or conventions, as set forth on th4e schedule attached as Exhibit 2.1(a), attached hereto and incorporated herein by this reference;

     (b) All right, title and interest of Seller in and to the trade secrets and any and all inventions, discoveries, improvements, ideas, trade secrets, know-how, confidential information, and all other intellectual property owned or claimed by Seller in the Assets;

     (c) All right, title and benefit of Seller in, to, and under all agreements, contracts and licenses, entered into by Seller, or having Seller as a beneficiary, and pertaining to the Assets, as set forth on the schedule attached as Exhibit 2.1(c) and;

     (d)     All rights, title, interest and benefit of the name "COST PLUS
FIVE.COM throughout the world.

     2.2 Possession. Simultaneously with the Closing, Seller shall deliver possession and enjoyment of the Assets to Buyer and Buyer shall thereupon have the immediate right to possess, develop, use, sell, encumber and/or transfer the
Assets, or any part thereof for its own account to the total exclusion of Seller.

     2.3 Closing Date. The Closing Date for the consummation of the transaction contemplated by this Agreement is Friday, February 26, 1999 and shall take place at Smith & Associates, 1925 Century Park East, 16th Floor, Los
Angeles, CA 90067, or such other place as mutually agreeable between the parties, at a time to be designated between the parties.

     2.4 Real Estate. That certain parcel of real estate presently owned by Buyer described on Exhibit 2.4 attached hereto (the "Real Estate") which is subject to trust deeds in favor of valid creditors of the Company. The Real
Estate is not part of the assets of the Buyer, and will be sold for the benefit of, or conveyed to, creditors of the Company and the proceeds will not be received by the Company nor will the Company have any right or claim thereto.
Should the Real Estate be sold and the proceeds paid to such creditors then the present management of the Company will obtain releases from the creditors respecting the liabilities of the Company to them.

3.     Deliveries at Closing.

     3.1 Deliveries by Seller. At the Closing, Seller shall deliver into the Closing the following:
     (a) The original Bill of Sale and the original Assignment duly executed by Seller; and

     (b) Possession of the Assets, including Seller's entire inventory and the documents evidencing the registration transfer of the copyrights, trademarks and tradenames; and

     (c) Such resolutions, authorizations, certificates of good standing and/or other corporate documents relating to Seller as are reasonably required by Buyer to evidence the sale and transfer in connection with the transactions contemplated under this Agreement.

3.2 Deliveries by Buyer. At the Closing, Buyer shall deliver into Closing the following original documents, duly executed by the Buyer;

     (a) Such resolutions, authorizations, certificates of good standing and/or other corporate documents relating to Buyer as are reasonably required by
Seller to evidence the sale and transfer in connection with the transactions contemplated under this Agreement; and

     (b)     The 17,000,000 shares of stock of Buyer,

     (c) The 7,100,000 shares of stock of Buyer to those shareholders listed on Exhibit 1.10 attached hereto.

3.3     Deliveries by Buyer and Seller.   Buyer and Seller will each deposit
such other instruments consistent with this Agreement as are reasonably required
to effectuate the transactions contemplated under this Agreement.

4.    Payment of Purchase Price.

     4.1    Purchase Price.  Buyer agrees to pay to Seller the total Purchase
Price, to be delivered to Seller on the Closing Date.

     4.2 Taxes. The amount payable to Seller by Buyer under this Section 4 is inclusive of any national, state or local sales, use, value-added or other taxes, customs duties, or similar tariffs and fees which Seller may be required to pay or collect upon the delivery of the Assets.

5.     Representations and Warranties.

     5.1     (a)     To the best knowledge and belief the Buyer shall receive,
pursuant to this Agreement as of the Closing Date, complete and exclusive right,
title, and interest in and to the Assets and all tangible and intangible property rights existing in the copyrights, trademarks and tradenames.

     (b)     The copyrights, trademarks and tradenames ARE ORIGINAL AND DO NOT
INFRINGE ANDY PATENT, COPYRIGHT, OR TRADE SECRET OF ANY THIRD PARTY.

     (c) Seller, as a shareholder in Buyer, shall be subject to the terms and conditions applicable to the shareholders of the Buyer, pursuant to its Articles of Incorporation, By-Laws, shareholder agreement, or any other such instruments, now promulgated, or as may be promulgated in the future, relating to the ownership of such equity interests in Buyer, and understands that such shares are to be issued with restrictive legend under Rule 144.

     (d) Seller operates and does business under the laws of the State of Nevada and has all requisite power and authority to own, lease and operate its properties and to carry on its business known as COST PLUS FIVE.COM as now being conducted or contemplated. Seller has all requisite power and authority to execute and deliver this Agreement, to perform his obligations hereunder and to consummate the transactions contemplated hereby.

     (e) The execution, delivery and performance by Seller, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by all necessary action on the part of Seller. This Agreement has been duly and validly executed and delivered by Seller and, when executed and delivered in accordance with its terms, shall constitute the valid and binding obligations of Seller, enforceable in accordance with the terms thereof.
Neither the executi9on, delivery or performance by Seller of this Agreement nor the consummation by Seller of the transactions contemplated hereby, nor compliance by Seller with any provision hereof will (i) violate or result in a breach of any provisions of the Fictitious Business Name Certificate of Seller, as in effect of the date hereof, (ii) conflict with any law, statute, ordinance, rule regulation, order, writ, judgment, injunction, award, decree, concession, grant, franchise, restriction or agreement of, from or with any governmental authority applicable to Seller. No permit, consent or approval of or by, or any notification of or filing with, any person or entity is requ8ired in connection with the execution, delivery or performance by Seller, or the consummation of the transactions contemplated hereby.

     (f) There are no outstanding orders, judgments, injunctions, awards or decrees of any court or other governmental authority or arbitration tribunal against Seller. Seller is not in default of any such order, judgment, injunction, award or decree. Other than the litigation with the CEFC, there are no actions, suits, claims, investigations or legal, administrative or arbitration proceedings pending or threatened against Seller, whether at law or in equity, whether civil or criminal in nature, or whether before or by an court or other governmental authority.

     (g) Except as disclosed in Exhibit 2.1 attached hereto, Seller has no Liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise, and whether due or to become due (including, without limitation, any liability for taxes and interest, penalties and other charges payable with respect to anysuch liability or obligation) which would affect the Buyer or the Assets or become the obligatino of the Buyer as a result of the transactions consummated hereby.

     5.2     Buyer's Representations and Warranties.   Buyer hereby represents
and warrants to Seller that:

     (a) Buyer is, or will be on the Closing Date, duly incorporated, validly existin and in good standing under the laws of the State of Nevada and has all requisite power and authority to own, lese and operate its properties and to carry on its business as now being conducted or contemplated. Buyer ahs all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

     (b)     The execution, delivery and performance by Buyer, and the
consummation of the trasnactions contemplated hereby, have been duly and validly
authorized by all necessary corporate action on the part of Buyer.   This
Agreement has been duly and validly executed and delivered by Buyer and, when executed and delivered in accordance with its terms, shall constitute the valid and binding obligations of Buyer, enforceable in accordance with the terms thereof.  Neither the execution, delivery or performance by Buyer of this
Agreement nor the consummation by Buyer of the transactions contempoated hereby,
nor compliance by Buyer with any provision hereof will (i) violate or result in a breach of any provision of the Articles of Incorporation or Bylaws of Buyer,
in each case as in effect of the date hereof, (ii) conflict with any law, statute, ordinance, rule, regulation, order, writ, judgment, injunction, award, decree, concession, grant, franchise, restriction or agreement of from or with any governmental authority applicable to Buyer.  No permit, consent or approval of or by, or any notification of or filing with, any person or entity is required in connection with the execution, delivery or performance by Buyer, or the consummation of the transactions contemplated hereby.

6.     Existing Agreements.

     6.1     No Third Party Rights.  Seller hereby represents and warrants to
Buyer that there have been no rights in and to the Assets granted to any third parties.

     6.2      Representations and Warranties.     Seller hereby represents and
warrants to Buher that each agreement is in full force and effect in accordance with its terms, without modification or amendment and without default by either party thereto; that, to the extent required to have been performed as of the
Closing Date, have ben performed in full; and that each Agreement is freely assignable to and assumable by Buyer pursuant to this Agreement, without the requirement of obtaining any consent or approval, giving any prior or subsequent
notice, paying any furrher royalty or fee to any party thereto or to any other third party, or performing any duty that has not already been fully performed by
Seller.

     6.3.     Assignment of Existing Agreements.   Seller hereby assigns,
transfers, and conveys all of the agreements identified in Exhibit 6.3 to
Buyer,
and Buyer hereby asumes the obligations set forth in such Agreements and agrees to indemnify and hold harmless Seller and its Affiliates from and against any failure of Buyer to perform its obligations under the agreements in accordance with their terms.  Seller and Buyer shall jointly notify all parties to the agreements of the foregoing assignment and assumption.  It is mutually agreed that Seller shall retain all amounts previouisly paid to Seller under the agreement and that, to the extent further payments may be made thereunder,
Buyer
shall be entitled to receive them directly from such contracting parties, and, if such payments noneteless are made to Seller, Seller shall remit such payments
to Buyer immediately.

     6.4 Liabilities Assumed. Anything contained in this Agreement to the contrary notwithstanding, the Buyher is assuming, and shall be responsible for, any liability, cost or expense of the Buyer or its Affiliates, provide dsuch liability,cost or expense relates to the agreements identified in Exhibit 6.4, which were incurred prior to the Closing Date, become the responsibility of the Buyer. Any other liabilities not disclosed on or in Exhibit 2.1 or Exhibit 6.4 shall be the sole responsibility of Seller and Seller shall indemnify and hold
Buyer and its Affiliates harmless and against any liability, claim, cost or expense, including reasonable attorneys' fees (whether incurred before or after the entry of judgment) arising therefrom.

7.     Further Assurances.

     7.1 Execution of Documents. Seller shall execute and deliver such further conveyance instruments and take such futher actions as may be necessary or desirable to evidence more fully the transfer of ownership of the Assets to Buyer. Seller therefore agrees:

     (a) To execute, acknowledge, and deliver any affidavits or documents or assisgnment and conveyance regarding the Assets;

     (b) To provide testimony in connection with any proceeding affecting the right, title or interest of Buyer in the Assets; and

     (c) To perform any other acts deemed necessary by Buyer to carry out the intent of this Agreement.

     7.2     Power of Attorney.   Seller hereby appoints Buyer as his attorneh-
in-fact, irrevocably and coupled with an interest, with all right of substitution and delegation to execute or file any documents, or take any actions to perfect, protect or assert the right in and to the Assets conveyed hereunder to Buyer by Seller.

8.     Protection of Trade Secrets/Non-Competition.

     8.1     Confidentiality.  The parties agree to hold each other's
Confidential Information confidential for a period of five (5) years following the Closing Date of this Agreement. The parties agree, that unless required by law, they shall not make each other's Confidential Information available in any form to any third party or to use each other's Confidential Information for any purpose other than the implementation of this Agreement. Each party agrees to take all reasonable steps to ensure that Confidential Information is not disclosed or distributed by his or its Affiliates in violation of the terms of this Agreement. A party's "Confidential Information" shall not include information that: (a) is or becomes a part of the public domain through no act or omission of the other party; (b) was in the other party's lawful possession prior to the disclosure and had not been obtained by the other party either directly or indirectly from the disclosing party; (c) is lawfully disclosed to the other party by a third party w8ithout restriction on disclosure; (d) is independently developed by the other party; or (e) is required to be disclosed by any judicial or governmental requirement or order (provided that recipient timely advises the disclosing party of the governmental demand for disclosure).

     8.2 Trade Secrets. Seller hereby agrees that from and after the Closing Date, and for so long thereafter as the data or information remains
Trade Secrets, Seller shall not use, disclose, or permit any person not authorized by Buyer to obtain any Trade Secrets (whether or not the Trade
Secrets are in written or tangible form), except as specifically authorized by Buyer.

     8.3     Non-Competition.   Seller hereby expressly acknowledges and
recognizes the highly competitive nature of the development, marketing, manufacturing and distribution in the computer hardware and software industry in
general, and the goodwill in the copyrights, trademarks and tradenames which have been developed through and by the Seller.  Accordingly, in consideration of
the premises contained herein, and as a material inducement to the Buyer to enter into this Agreement, without which the Buyer would not have entered into this Agreement, Seller expressly agrees, for himself, and his Affiliates (which
Affiliates the Seller represents and warrants shall be bound under this paragraph), the he will not, for a period of five (5) years following the
Closing Date, and throughout the universe, (i) directly or indirectly engage in,
represent, or in any way be connected with, and business or activity which is in
direct or indirect competition with the business of the Buyer as it relates, in any manner, to the business of marketing computer hardware and software realted products and services ("Competing Business"), whether such enagement shall be as
a sales broker or agent, independent contractor, officer, director, shareholder,
owner, employee, consultant, partner, affiliate or other participant, (ii)
assist others in engaging in any Competing Business in the manner described in the foregoing clauses, (iii) directly or indirectly induce the customers or suppliers of the Seller (prior to the consummation hereof), (iv) directly or indirectly interfere with the business of the Buyer, or (v) induce any employees, officers, sub-brokers or agents or independent contractors of the
sEller to terminate or dicscontinue their relationship with the Buyer following the consummation hereof, or engage in any Competing Busienss.  Seller experssly understands that the foregoing restrictions may limit his ability to earn a livelihood in the busienss of marketing computer hardware and software or related products and services, but he nevertheless believes that he has received
sufficient consideration and other beneftis, as provided hereunder, to clearly justify such restrictions.

     9. Acknowledgement of rights. In furtherance of this Agreement, Seller hereby acknowledges that, from and after the Closing Date, Buyer has acceded to all of Seller's right, title. and standing to:

     (a) Receive all rights and benefits pertaining to the Assets and the agreements identified in Exhibit 9(a).

     (b) Institute and prosecute all suits and proceedings and take all actions that Buyer, in its sole discretion, may deem necessary or proper to collect, assert, or enforce any claim, right, or title of any kind in and to any and all of the Assets, and the agreemetns identified in Exhibit 9(b).

     (c) Defendant and compromise any and all such action, suits, or proceedings relating to such transferred and assigned rights, title, interest, and benefits and perform all other such acts in relation thereeto as Buyer, in hts sole discretion, deems advisable.

10. Limited Warranty: Support. Seller hereby represents and warrants that the Inventory conforms in all material respects to the functional specifications set forth in Exhibit 10. With that sole exception, SELLER ASSIGNS THE
INVENTORY
TO BUYER "AS IS," AND SELLER DISCLAIMS ALL WARRANTIES EXPRESS OR IMPLIED WITH
RESPECT TO THE ASSETS, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY OR
MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. Buyer's exclusive remedy for breach of the foregoing warranty shall be to require Seller to correct any material nonconformance to such specifications or, at Seller's option, to receive repayment in full of the Purchase Price, toghether with any and all unrecouped costs and expenses relating to the Assets incurred by Buyer as of such repayment date.

11.     Indemnity.

     11.1     Indemnification.  Seller will hold Buyer harmless and defend
Buyer, at Seller's sole cost and expense, any claim, suit or proceeding brought against Buyer or its Affiliates (or appeal following the entry of any judgment) which is based upon a claim that (i) the Seller infringes any patent, copyright, or trade secret of any third party, or any other right of any third party in the
Assets (including, without limitation, any right asserted by Seller or its Affiliates, provided Buyer gives Seller written notice within thirty (30) calendar days of receiving such claim, suit or proceeding. Seller will pay any damages and costs assessed against Buyer (or payable by Buyer pursuant to a settlement agreement) in connection with such proceeding.

     12.     Miscellaneous.

      12.1     Binding.    This Agreement shall inure to the benefit of, and be
binding upon, the parties hereto, together with their respective legal representatives, successors and assigns.

     12.2     Choice of Law.    This Agreement shall be governed by, and
construed in accordance with, the laws of the United and the State of Nevada, as
applied to agreements entered into and to be performed entirely within Nevada between the parties.

     12.3     Notices.    Any notices given by either party hereunder will be
in
writin and will be given by personal delivery, national overnight courier service, or by U.S. mail, certified or registered, postage prepaid, return receipt requested, to Seller or Buyer at the following addresses:

If to Buyer, to:                                with a copy to:

Robert T. Yarbray, President                    John Holt Smith, Esq.
Stop-N-Sock, Ltd.                               Smith & Associates
79811 A Country Club Drive                      1925 Century Park East, 16th
Fl.
Bermuda Dunes, California 92201                 Los Angeles, California 90067
Facsimile: 706.345.9932                         Facsimile: 310.286.1816

If to Seller, to:

Mahlon Meier, President
COST PLUS FIVE.COM, Inc.
2250 Airport Freeway, Suite 300
Bedford, TX 76022
Facsimile:

or to such other address as the party to whom notice is to be given may have furnished to each other party in writing in accordance herewith. All notices will be deemed effective upon personal delivery or five (5) days following deposit in th4e U.S. mail, or two (2) business days following deposit with any national overnight courier service.

     12.4     Entirety and Amendment.    This Agreement and all exhibits hereto
which are incorporated herein constitute the entire agreement and understanding between the parties with respect to the subject matter hereof and supersede all other prior or contemporaneous agreements, any representations or communications, whether written or oral, between the parties.  The terms of this
agreement may not be amended except by a writing executed by both parties.

     12.5     Assignment.     This Agreement may not be assigned by either part
hereto without the prior written consent of the other party to this Agreement.

     12.6     Severability.     It is the desire and intent of the parties
hereto that the provisions of this Agreement shhall be enforeced to the fullest entent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought.  Accordingly, if any provisions of this Agreement shall be adjudicated to be invalid, illegal or unenforceable in any respect in any jurisdiction, wuch provision shall be automatically deemed amended, but only to tyhe extent necessary to render such provision valid, legal
and enforceable in such jurisdiction, such amendment to apply only with respect to the operation of such provision in such jurisdiction, and the validity, legality and enforceability of the remaining provisinos of this Agreement shall not in any way be affected or impaired thereby.

     12.7     Construction.


EXHIBIT 10(b) Standard Affiliate Agreement

AFFILIATE OPERATION AGREEMENT

This agreement contains the complete terms and conditions between us, CostPlusFive.com Inc., and you, the applicant, regarding your application to participate in the CostPlusFive.com Affiliate Network Program (the "Program").
Upon our acceptance of your application and your execution of this agreement in the place provided below, this will be a legally binding agreement between you and us.

1. Enrollment in the Program
To become a participant in the Program, you must properly complete a Program application and submit the application to us via our website, and we must accept your application. We will review all applications and will notify you of our decision in a timely manner. We will have the right to accept or reject your application at our sole discretion, with or without reason. Applications will not be accepted from any of our vendors or employees or from any applicant operating a website that contains any of the following: (i) sexually explicit, obscene or pornographic content (whether in text or graphics), (ii) speech or images that are offensive, profane, hateful, threatening, harmful, defamatory, libelous, harassing or discriminatory (whether based on race, ethnicity, creed, religion, gender, sexual orientation, physical disability or otherwise), (iii) graphic violence (which may include certain types of game sites), (iv) content related to liquor, tobacco, guns or firearms, drugs, gambling, crime or death,
(v) politically sensitive or controversial issues (e.g., euthanasia, abortion, capital punishment) or other political content (e.g., lobbyists, PAC sites, political campaigns), or (vi) any unlawful behavior or conduct. If we reject your application, you are welcome to reapply to the Program at any time.

2. Commission Determination and Payment

On a quarterly basis in accordance with Section 3 below, we agree to pay you commissions in accordance with the table set forth below on Purchase Amounts derived from Affiliate-Generated Purchases. An "Affiliate- Generated Purchase" occurs when a customer follows a properly coded Link (as defined below) from your site to our site, selects and purchases a product from our site using our ordering system, accepts delivery of the product at the shipping destination, and remits full payment to us. An Affiliate-Generated Purchase will not include any products that are added to a customer's "Shopping Cart" on our site after the customer has exited and reentered our site (other than through a properly coded Link from your site to our site), even if the customer previously followed a Link from your site to our site. Purchases of gift certificates are eligible to earn commissions. "Purchase Amount" means the gross sales of your Affiliate-Generated Purchases minus shipping charges, gift-wrapping charges, taxes, coupons or other discounts and product returns related to such gross sales. Our determinations of the commissions payable to you will be final and binding on you.

Following is the schedule for commissions on Affiliate-Generated Purchases:

Purchase Amount from
Affiliate-Generated
Purchases in a Quarter

Commission Payable to
You (Expressed as a
Percentage of Purchase
Amount)

Under $1,000
$1,000 to $5,000
$5,000.01 to $10,000
over $10,000

1.5%
1.75%
2.%
2.5%

In addition, on a quarterly basis in accordance with Section 3 below, you will receive a bonus of $5 for each "New Member" that makes an Affiliate-Generated
Purchase on our site. A New Member is defined as an CostPlusFive.com customer who has never previously purchased at our site, as determined by us in our sole discretion based on a comparison of our existing customer database with each customer's name, e-mail address, billing address, credit card number and such other factors as we may determine. Our determination of whether a customer qualifies as a New Customer will be final and binding upon you.

Your commissions and bonuses are for your use only and therefore may not be offered, directly or indirectly, in whole or in part, to our customers in the form of rebates, coupons, commissions, refunds or other manner.

3. Commission Payment

We will pay your commission and bonus on a quarterly basis. Within approximately 30 days following the end of each calendar quarter, we will send you a check for the commission earned on the Purchase Amount for products that were shipped during that quarter and any bonus amount for New Customers that made Affiliate-Generated Purchases during that quarter. If the commissions and bonus payable to you for any calendar quarter are less than $20.00, we will hold those commissions and bonuses until the next calendar quarter. The following calendar quarter the commission and bonus payment will be made regardless of its amount. If a product sale that generated a commission or bonus payment is returned by the customer, we will deduct the corresponding commission and/or bonus from your next quarterly payment or, if there is no subsequent payment, we will send you a bill for the amount we overpaid you, which will be payable promptly upon receipt.

4. Grant of Limited License by CostPlusFive.com to Affiliate; Promotion of
Affiliate Relationship

During the Term, you agree that you will place on your website or place of business one of the graphics or textual links approved by us and made available to you via our Program website ("Links"), and you will code all Links to our website in the manner specified by us. During the Term (as defined below) of this agreement, we grant to you a nonexclusive, revocable, non- transferable, non-sublicenseable right and license to use within the United States (a) the Links for the sole purpose of displaying the Links on your website with the URL specified in your application in order to connect that site to our site and (b) our other names, marks or symbols (the "Licensed Materials") for the sole purpose of advertising, promoting or marketing your affiliate relationship with us. Prior to using any of the Licensed Materials, you will submit to us for approval a draft of all proposed material that incorporates the Licensed
Materials (e.g., publicity copy, artwork and layout), together with a brief statement setting forth the proposed use of such materials and any other background or supporting material reasonably requested by us to allow us to make an informed judgment. All such materials will be submitted to us at least ten (10) days prior to the date of first intended use. We will notify you of our approval or disapproval of such materials within five (5) business days of our receipt of all information required to be submitted. The approval or disapproval of such materials will be in our sole discretion. Any materials not receiving our specific written preliminary approval will be deemed disapproved.
You will use the Links and the Licensed Materials only in the exact form, style and type approved by us, and you will include with the Links and the Licensed
Materials such copyright, trademark or other notices as may be required by law or requested by us. We will have the right to alter, modify or discontinue the use of any of the Links or the Licensed Materials or the form, style or type thereof at any time in our sole discretion. In addition to the foregoing control measures, we may implement additional control measures to protect our intellectual property rights in the Links and the Licensed Materials, and you agree to cooperate with us in our efforts to protect such intellectual property rights. You further agree to maintain a level of quality in connection with your use of the Links and the Licensed Materials that is consistent with general industry standards, and you acknowledge that we will periodically monitor your use of the Links and the Licensed Materials to confirm your maintenance of such quality levels. You acknowledge that, except for the license expressly granted in this agreement, you have not acquired and will not acquire any right, interest or title to the Links or the Licensed Materials by reason of this agreement or through the exercise of any rights in the Links or the Licensed Materials granted to you hereunder. You further acknowledge that all proprietary rights in the Links and the Licensed Materials and the goodwill associated therewith are solely owned by and belong to us, and that all additional goodwill associated with the Links and the Licensed Materials created through their use by you will inure to our sole benefit. As between you and us, we will be considered the creator of the Links and the Licensed
Materials, and all rights in the Links and the Licensed Materials will be our property. In addition, you hereby grant, assign and convey to us any and all rights you may now have or may be deemed to have in the future with respect to the Links and the Licensed Materials or any portion of them. You agree not to register or attempt to register any brand, names, marks, or other elements of the Links or the Licensed Materials as a trademark, service mark, Internet domain name, trade name, or any similar trademarks or name, with any domestic or foreign governmental or quasi-governmental authority which would be likely to cause confusion with any of the Links or the Licensed Materials. You agree not to commit any act that would cause any of the Links or the Licensed
Materials to vest in the public domain anywhere in the United States or Canada.
Other than as set forth in this agreement, you shall make no use of the Links or the Licensed Materials or of any designation confusingly similar to any of the Links or the Licensed Materials without our prior written consent. You further agree that you will not have the right to, and you will not, (a) use any method other than the Links for the purpose of identifying your site as a member of the Program and establishing a link from your site to ours; (b) use the Links or the Licensed Materials in any manner that suggests an endorsement or validation of any product or service other than our site; (c) use the Links or the Licensed Materials in connection or association with any matter that falls within any of the categories listed in subclauses (I) through (vi) of
Section 1 of this agreement; (d) use the Links or the Licensed Materials or any other names, marks, symbols, copyrights, logos, fanciful or other characters, designs, representations, figures, drawings, photographs, ideas or other proprietary designations or properties owned, developed, licensed or created by us, except as expressly permitted by this agreement; (e) use the Links or the Licensed Materials as your own property; or (f) use the Links or the Licensed
Materials in connection with, in any manner or form, the names, marks, signs, symbols, products, services, logos or other proprietary designations or properties of any third parties. You further agree that you will not post, mail or distribute our coupons, gift certificates or other discount mechanisms in any way without first obtaining our written consent, nor will you in any way misrepresent our offers, policies or product availability. You shall promptly report to us if you become aware of (a) any infringement of our intellectual property rights relating to the Links or the Licensed Materials by any third party, (b) any infringement by any such third party of any right granted under this agreement and (c) any unauthorized copying or distribution of the Links or the Licensed Materials or any component thereof by any third party.

5. Obligations of Affiliate

You agree that you will be solely responsible for, and that you will defend, indemnify and hold us and our officers, directors, agents, employees and representatives harmless from and against, any and all claims, suits, damages, losses, liabilities, obligations, penalties and expenses, including legal fees and expenses, relating to or based on the development, operation and maintenance of your site, including all materials that appear on your site; the technical operation of your site and all related equipment; creating and posting product reviews, descriptions and references on your site and linking those descriptions to our site; the accuracy and propriety of materials posted on your site; the sale or offering for sale, use or consumption of any products on your site; and ensuring that materials posted on your site do not violate or infringe upon the rights of any third party and are not libelous or otherwise illegal.

6. Term of the Agreement

The "Term" of this agreement will begin upon our acceptance of your Program application and will end on the date this agreement is terminated by either party. Either you or we may terminate this agreement at any time, with or without cause, by giving the other party two days' written notice of termination. Upon the termination of this agreement for any reason, you will immediately cease use of, and remove from your site, all Links and Licensed
Materials and any other names, marks, symbols, copyrights, logos, fanciful or other characters, designs, representations, figures, drawings, photographs, ideas or other proprietary designations or properties owned, developed, licensed or created by us and/or provided by or on behalf of us to you pursuant to this agreement or in connection with the Program. You will not receive any commissions or bonuses on product sales occurring following the end of the Term, and commissions and bonuses earned through the end of the Term will remain payable only if the related orders are not canceled or returned. We may withhold your final payment for a reasonable time to ensure that the correct amount is paid.

7. Modification

We may modify any of the terms and conditions contained in this agreement, at any time and in our sole discretion, by posting a change notice or a new agreement on our site. Modifications may include, for example, changes in the commission schedule, the bonus payments, payment procedures and Program rules.
IF ANY MODIFICATION IS UNACCEPTABLE TO YOU, YOUR ONLY RECOURSE IS TO TERMINATE
THIS AGREEMENT. YOUR CONTINUED PARTICIPATION IN THE PROGRAM FOLLOWING OUR
POSTING OF A CHANGE NOTICE OR NEW AGREEMENT ON OUR SITE WILL CONSTITUTE BINDING
ACCEPTANCE OF THE CHANGE.

8. Limitation of Liability

We will not be liable for indirect, special or consequential damages (or any loss of revenue, profits or data) arising in connection with this agreement or the Program, even if we have been advised of the possibility of such damages.
Further, our aggregate liability arising with respect to this agreement and the Program will not exceed the total commissions and bonuses paid or payable to you under this agreement.

9. Disclaimers

We make no express or implied warranties or representations with respect to the Program or any products sold through the Program (including, without limitation, warranties of fitness, merchantability, noninfringement, or any implied warranties arising out of a course of performance, dealing, or trade usage). In addition, we make no representation that the operation of our site will be uninterrupted or error-free, and we will not be liable for the consequences of any interruptions or errors.

10. Independent Investigation

YOU ACKNOWLEDGE THAT YOU HAVE READ THIS AGREEMENT, HAVE HAD AN OPPORTUNITY TO
CONSULT WITH YOUR OWN LEGAL ADVISORS IF YOU SO DESIRED, AND AGREE TO ALL THE
TERMS AND CONDITIONS SET FORTH HEREIN. YOU AGREE THAT, IN INTERPRETING THIS
AGREEMENT, NO WEIGHT SHALL BE PLACED UPON THE FACT THAT THIS AGREEMENT HAS BEEN
DRAFTED BY US, AND YOU SHALL NOT ASSERT THAT THIS AGREEMENT IS UNENFORCEABLE OR
INVALID ON THE GROUNDS THAT IT IS A CONTRACT OF ADHESION, THAT IT IS
UNCONSCIONABLE OR ANY SIMILAR THEORY. YOU UNDERSTAND THAT WE MAY AT ANY TIME
(DIRECTLY OR INDIRECTLY) SOLICIT CUSTOMER REFERRALS ON TERMS THAT MAY DIFFER
FROM THOSE CONTAINED IN THIS AGREEMENT OR OPERATE WEB SITES THAT ARE SIMILAR TO
OR COMPETE WITH YOUR WEB SITE. YOU HAVE INDEPENDENTLY EVALUATED THE
DESIRABILITY OF PARTICIPATING IN THE PROGRAM AND ARE NOT RELYING ON ANY
REPRESENTATION, GUARANTEE OR STATEMENT OTHER THAN AS SET FORTH IN THIS
AGREEMENT.

11. Miscellaneous

The provisions contained in this agreement constitute the entire agreement between the parties with respect to the subject matter of this agreement, and no statement or inducement with respect to such subject matter by any party which is not contained in this agreement shall be valid or binding between the parties.  You may not assign or transfer this agreement or any interest herein, nor shall the same be assignable by operation of law, without our prior written consent. For this purpose, "assignment" shall include any sale of a majority of the voting power of your capital stock or any merger, consolidation or other comparable transaction following which you are not the surviving corporation.
This agreement shall be governed by, and construed in accordance with, the laws of the State of California. Any legal proceeding of any nature brought by either party against the other to enforce any right or obligation under this agreement, or arising out of any matter pertaining to this agreement, shall be submitted for trial, without jury, before the federal or state courts located in the city of Los Angeles, California. The parties consent and submit to the jurisdiction of any such court and agree to accept service of process inside or outside the State of California in any matter to be submitted to any such court pursuant hereto.  No release, discharge or waiver of any provision of this agreement will be enforceable against or binding upon either party unless in writing and executed by the party granting such release, discharge or waiver.
Neither the failure to insist upon strict performance of any of the agreements, terms, covenants or conditions hereof, nor the acceptance of monies due hereunder with knowledge of a breach of this agreement, shall be deemed a waiver of any rights or remedies that either party may have or a waiver of any subsequent breach or default in any of such agreements, terms, covenants and conditions.  If any term or provision of this agreement shall be found to be void or contrary to law, such term or provision shall, but only to the extent necessary to bring this agreement within the requirements of law, be deemed to be severable from the other terms and provisions hereof, and the remainder of this agreement shall be given effect as if the parties had not included the
severed term herein.   As used in this agreement, "dollars" or "$" refers to
United States dollars.

Exhibit 5(c) Form of Membership Agreement

CostPlusFive.com is dedicated to providing our members the best possible prices on state-of- the-art, open architecture, computer systems, through the use of the fastest growing medium ever known to man, the Internet. Unlike other
Internet based companies, we are also dedicated to providing our members the best possible service and support, through our continuously growing chain of outlet stores. CostPlusFive.com is committed to continuously updating our business model to ensure that we stay competitive and maximize our shareholders return on investment.

CostPlusFive.com, Inc. will ensures that:

  Our customers get the lowest prices possible.

  Our prices are based on today's component costs, not last weeks, or last months.

 Our computers meet with the highest standards of quality.

 Your computer is shipped within 3 business days.

 We continue to bring you more products based on the CostPlusFive.com concept.

THE CONCEPT

The concept is simple. CostPlusFive.com is a Wholesale Buying Club on the Internet. Our members pay only 5% above our costs to purchase any of our computer systems, guaranteed. Members pay a membership fee of only $39.95 per year for an Family Membership, or $139.95 per year for a Business Membership and in turn, save hundreds to thousands of dollars on the purchase of our products. You will save more than that on your first computer purchase.
CostPlusFive.com invites you to join the most unique wholesale club ever! This exclusive is the greatest value for your dollar anywhere top quality, national name brand computer systems & components, delivered right to your door; along with advice on how to use them. CostPlusFive.com offers you the same quality components that you see in every major publication.

CostPlusFive.com, Inc.
4206 East Chandler Blvd., Suite 8
Phoenix, Arizona  85048-8873

COMPUTERS
                              BUSINESS REPLY MAIL

MEMBER BENEFITS

As a member of CostPlusFive.com, you will receive all of the following benefits
(Worth Over $129.00), Plus hundreds of dollars in savings, all for a nominal annual membership fee of $39.95 for a Family Membership and $139.95 for a Business Membership.

  FREE Y2K EVALUATION & SPRING CLEANING on one computer during the first month of your membership. The evaluation includes a complete hardware and software evaluation relating to problems caused by the change to the year 2000.

  FREE PRODUCTS? YES FREE! Through our revolutionary Member Referral Program, you will receive a $10 product credit for every new family member you refer that joins and a $35 product credit for every new business member you refer that joins. You can be proud to refer your friends and family. They get the best computers for the lowest prices and you earn free products for yourself.
(Use your credit toward any of our awesome products and services.)
QUALITY COMPUTER SYSTEMS AND COMPONENTS AT WHOLESALE PRICES!


Family Membership                  Business Membership
NAME _________________________________________________
STREET ADDRESS _______________________________________
CITY ___________________________   ST_____ ZIP ____________
PHONE (        )_________________  FAX (        )________________
EMAIL ADDRESS ________________________________________
REFERRED BY
__________________________________________
         CUT ON THE DOTTED LINE - THEN PHONE IT, FAX IT OR MAIL IT IN!


                                   COMPUTERS
The Swap Shop is your electronic trading post (not an auction house), where you can list and sell almost any item you have. List your item(s) at the Swap Shop and when someone is interested in purchasing it, they can click on your name next to your item and send you an email. CostPlusFive.com assumes NO responsibility for the validity of any item or person selling items at the Swap
Shop. It is the buyer and sellers' responsibility to do their due diligence and verify as much information about the other person prior to consummating a transaction. The Swap Shop will revoke the membership and listing privileges of anyone known to have committed a fraudulent act against another person at the Swap Shop.
Insertion Fees:

- When you list an item at the Swap Shop, you will be charged an insertion fee only. There are no additional charges when your item sells. List your item as many times as you want.

- Member Fees - Members of CostPlusFive.com can post any item that meets the criteria set forth in the "Guidelines", for a period of ten (10) days, for only $1.00.

- Non Member Fees - Non Members of CostPlusFive.com can post any item that meets the criteria set forth in the "Guidelines", for a period of ten (10) days, for only $2.00.

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